Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

THE VALSPAR CORPORATION,

AXALTA COATING SYSTEMS LTD.,

AND,

Solely for purposes of Section 5.1(a), 5.1(b), 5.3, 5.8, 5.13 and 10.13,

THE SHERWIN-WILLIAMS COMPANY

Dated as of April 11, 2017

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		- 2 -

Section 1.1	Definitions	- 2 -
Section 1.2	Other Defined Terms	- 10 -
ARTICLE II PURCHASE AND SALE; CLOSING		- 14 -

Section 2.1	Purchase and Sale	- 14 -
Section 2.2	Purchase Price	- 14 -
Section 2.3	Closing Date	- 14 -
Section 2.4	Purchased Assets	- 14 -
Section 2.5	Excluded Assets	- 16 -
Section 2.6	Assumed Liabilities	- 17 -
Section 2.7	Retained Liabilities	- 18 -
Section 2.8	Closing Deliveries	- 19 -
Section 2.9	Working Capital Purchase Price Adjustment	- 21 -
Section 2.10	Purchase Price Allocation	- 23 -
Section 2.11	Non-Assignment	- 24 -
Section 2.12	Waiver of Bulk-Sales Laws	- 24 -
ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER		- 25 -

Section 3.1	Organization, Standing and Power	- 25 -
Section 3.2	Authority; Execution and Delivery; Enforceability	- 25 -
Section 3.3	No Conflicts; Consents	- 26 -
Section 3.4	Proceedings	- 26 -
Section 3.5	Financial Statements	- 26 -
Section 3.6	Absence of Undisclosed Liabilities	- 27 -
Section 3.7	Absence of Changes or Events	- 27 -
Section 3.8	Sufficiency of Assets; Title to Assets.	- 27 -
Section 3.9	Intellectual Property	- 28 -
Section 3.10	Real Property.	- 31 -
Section 3.11	Contracts	- 32 -
Section 3.12	Compliance with Applicable Laws; Permits	- 34 -
Section 3.13	Environmental Matters	- 35 -
Section 3.14	Taxes	- 35 -
Section 3.15	Employees and Employee Benefit Plans.	- 36 -
Section 3.16	Intercompany Arrangements	- 39 -
Section 3.17	Export Laws	- 39 -
Section 3.18	Customers and Suppliers	- 40 -
Section 3.19	Products.	- 41 -
Section 3.20	Insurance	- 41 -
Section 3.21	Brokers	- 41 -
Section 3.22	No Other Representations or Warranties	- 41 -
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		- 42 -

Section 4.1	Organization, Standing and Power	- 42 -
Section 4.2	Authority; Execution and Delivery; Enforceability	- 42 -
Section 4.3	No Conflicts; Consents	- 42 -
Section 4.4	Financing	- 43 -
Section 4.5	Proceedings	- 44 -
Section 4.6	Investigation; Reliance	- 44 -

-i-

ARTICLE V COVENANTS		- 45 -

Section 5.1	Efforts	- 45 -
Section 5.2	Covenants Relating to Conduct of the Industrial Wood Business	- 48 -
Section 5.3	Confidentiality.	- 51 -
Section 5.4	Access to Information	- 52 -
Section 5.5	Publicity	- 54 -
Section 5.6	Employee Matters.	- 54 -
Section 5.7	Names Following Closing	- 59 -
Section 5.8	Insurance.	-59 -
Section 5.9	Litigation Support	- 59 -
Section 5.10	Payments	- 60 -
Section 5.11	Tangible Assets	- 61 -
Section 5.12	Non-Solicitation	- 61 -
Section 5.13	Assignment of Seller’s Interest.	- 62 -
Section 5.14	Financing and Financing Cooperation.	- 63 -
Section 5.15	Further Assurances	- 63 -
ARTICLE VI CERTAIN TAX MATTERS		- 66 -

Section 6.1	Cooperation and Exchange of Information	- 66 -
Section 6.2	Transfer Taxes	- 67 -
Section 6.3	Proration of Taxes	- 68 -
ARTICLE VII CONDITIONS PRECEDENT		- 69 -

Section 7.1	Conditions to Each Party’s Obligations to Close	- 69 -
Section 7.2	Conditions to Obligations of Purchaser to Close	- 69 -
Section 7.3	Conditions to Obligations of Seller to Close	- 70 -
Section 7.4	Frustration of Closing Conditions	- 70 -
ARTICLE VIII TERMINATION; EFFECT OF TERMINATION		- 70 -

Section 8.1	Termination	- 70 -
Section 8.2	Effect of Termination	- 71 -
Section 8.3	Notice of Termination	- 72 -
Section 8.4	Reimbursement of Purchaser Expenses	- 72 -
ARTICLE IX INDEMNIFICATION		- 72 -

Section 9.1	Survival	- 72 -
Section 9.2	Indemnification by Seller	- 73 -
Section 9.3	Indemnification by Purchaser	- 74 -
Section 9.4	Procedures	- 74 -
Section 9.5	Exclusive Remedy and Release	- 76 -
Section 9.6	Additional Indemnification Provisions	- 77 -
Section 9.7	Limitation on Liability	- 77 -
Section 9.8	Mitigation	- 77 -
Section 9.9	Tax Treatment of Indemnity Payments	- 77 -
Section 9.10	Insurance.	- 77 -

-ii-

ARTICLE X GENERAL PROVISIONS		- 78 -

Section 10.1	Entire Agreement	- 78 -
Section 10.2	Assignment	- 78 -
Section 10.3	Amendments and Waivers	- 78 -
Section 10.4	No Third-Party Beneficiaries	- 78 -
Section 10.5	Notices	- 79 -
Section 10.6	Jurisdiction; Specific Enforcement	- 80 -
Section 10.7	Governing Law	- 82 -
Section 10.8	Waiver of Jury Trial	- 82 -
Section 10.9	Severability	- 82 -
Section 10.10	Counterparts; Effectiveness	- 82 -
Section 10.11	Expenses	- 82 -
Section 10.12	Interpretation; Absence of Presumption	- 83 -
Section 10.13	Liability of Financing Sources	- 83 -

EXHIBITS

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Assumption Agreement
Exhibit C	Form of Bill of Sale
Exhibit D	Form of IP License Agreement
Exhibit E	Form of Supply Agreement
Exhibit F	Real Estate Assignment Agreement
Exhibit G	Form of Toll Manufacturing Agreement
Exhibit H	Form of Warranty Deed
Exhibit I	IP Assignment Agreements
Exhibit J	Purchaser Release
Exhibit K	Parent Release

SCHEDULES

Schedule 7.1	Applicable Antitrust Laws and Jurisdictions

-iii-

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is dated as of April 11, 2017 (this “Agreement”), by and between The Valspar Corporation, a Delaware corporation (“Seller”), Axalta Coating Systems Ltd., a Bermuda exempted company (“Purchaser”) and, solely for purposes of Sections 5.1(a) (Efforts), 5.1(b) (Efforts), 5.3 (Confidentiality), 5.8 (Names Following Closing), 5.13 (Non-Solicitation) and 10.13 (Liability of Financing Sources), The Sherwin-Williams Company, an Ohio corporation (“Parent”).

WHEREAS, Seller and its Subsidiaries are collectively engaged in the design, development, manufacture, marketing, service, distribution and sale of Industrial Wood Products in the Territory (such business as presently conducted by Seller and its Subsidiaries, the “Industrial Wood Business”);

WHEREAS, Seller, Parent, and Viking Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), are parties to that Agreement and Plan of Merger, dated as of March 19, 2016 (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Seller, and the separate corporate existence of Merger Sub will cease, and Seller will continue its existence under Delaware law as the surviving company and a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the United States Federal Trade Commission (the “FTC”) staff has raised the concern that the Merger may result in anticompetitive effects in the alleged relevant market for Industrial Wood Products in the United States (the “FTC Concerns”), which would not be in the public interest, including by eliminating competition between Seller and Parent, and the Canadian Commissioner of Competition (the “Commissioner of Competition”) raised a similar concern in respect of Canada (the “Commissioner of Competition Concerns”); and

WHEREAS, to resolve the FTC Concerns and Commissioner of Competition Concerns, Seller desires to sell, or cause its Subsidiaries to sell, to Purchaser, and Purchaser desires to purchase from Seller, or Seller’s Subsidiaries, certain assets constituting the Industrial Wood Business, and Purchaser desires to acquire such assets and to assume certain liabilities related to the Industrial Wood Business, in each case upon the terms and conditions contained in this Agreement (the “Transaction”), to permit Purchaser to replace lost competition by itself manufacturing, marketing and selling Industrial Wood Products into the respective alleged product markets.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the parties to this Agreement hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the meanings set forth below:

“Adjustment Amount” means an amount, which may be positive or negative, equal to (a) the Closing Working Capital minus (b) the Target Working Capital.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to remain closed.

“Canadian Consent Agreement” the consent agreement that is expected to be issued by the Commissioner of Competition as it relates to the Transaction.

“Cash Amounts” means all cash and cash equivalents other than accounts receivables, bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, negotiable instruments, securities and brokerage accounts.

“Closing Purchase Price” means either (a) if the Estimated Adjustment Amount is a positive amount, the sum of the Base Purchase Price plus the Estimated Adjustment Amount or (b) if the Estimated Adjustment Amount is a negative amount, the Base Purchase Price minus the absolute value of the Estimated Adjustment Amount.

“Closing Working Capital” means the Working Capital as of immediately prior to the Closing.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Contract” means any contract, purchase order, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, covenant, arrangement, commitment or other instrument or obligation that is legally binding, whether written or oral.

“Covered Loss” means, subject to Section 9.7, fines, damages, payments (including those arising out of any settlement or Judgment relating to any Proceeding), costs, Taxes, interest, penalties, fees and expenses, losses, Liabilities and claims including (i) reasonable attorneys’ and accountants’ fees, (ii) disbursements and (iii) costs of enforcing claims for indemnification under this Agreement, provided that with respect to this clause (iii), in the case of a direct claim by one party to this Agreement against another party to this Agreement, no cost of enforcing a claim for indemnification under this Agreement shall be a Covered Loss unless the relevant Party enforcing such claim is successful on the merits with respect to such claim.

“Delayed Transfer Industrial Wood Employee” means any Inactive Industrial Wood Employee who (a) returns to work within six months of the Closing and (b) was employed by the Seller or its Subsidiaries immediately before the Closing and dedicating more than 50% of hours worked, during the 12-month period prior to the employee’s disability leave, to the Industrial Wood Business.

“Environmental Laws” means any Law (a) relating to pollution or the protection, preservation or restoration of the environment (including indoor or outdoor air, surface water, groundwater, surface land or subsurface land), or any regulation of any Hazardous Materials or relating to human health and safety with respect to any Hazardous Materials or (b) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., the Occupational Safety and Health Act, 29 USC. Section 651 et. seq., the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts, and all such laws, ordinances, regulations, codes, orders, judgments, injunctions, awards and decrees as are applicable to the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Taxes” means any (i) Taxes imposed with respect to the Purchased Assets, the Assumed Liabilities or the Industrial Wood Business for any Pre-Closing Period, (ii) income, franchise or similar Taxes of Seller, any Industrial Wood Subsidiary or any Affiliate thereof, (iii) any Transfer Taxes for which Seller is responsible pursuant to Section 6.2 and (iv) any Taxes of Seller, any Industrial Wood Subsidiary or any Affiliate thereof with respect to the transactions contemplated under the Transaction Documents.

“Existing Title Commitments” means the Title Commitments for the Real Property identified on Section 1.1(a) of the Seller Disclosure Schedules.

“Exploit” or “Exploitation” means develop, design, test, modify, make, use, sell, have made, used and sold, manufacture, import, export, copy, reproduce, publish, display, perform, market, distribute, commercialize, support, maintain, correct, translate and create derivative works of, in any medium or means of storage or transmission, now known or hereafter invented, in each case, anywhere in the world.

“ETA” means Part IX of the Excise Tax Act (Canada), as amended.

“Financing” means the debt financing incurred or intended to be incurred pursuant to the Commitment Letter, including the borrowing of loans contemplated by the Commitment Letter.

“Financing Sources” means the entities that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Commitment Letter or in connection with all or any part of the Financing described therein, or replacement debt financings, in connection with the transactions contemplated hereby, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, including any arrangers, administrative agents or collateral agents part of the Financing, and the representatives and affiliates of each of the foregoing.

“FTC Order” the Decision and Order that is expected to be issued by the FTC as it relates specifically to the Transaction.

“GAAP” means United States generally accepted accounting principles.

“Government Contract” means any Contract (a) between Seller or any Industrial Wood Subsidiary and a Governmental Entity or (b) entered into by Seller or any of the Industrial Wood Subsidiaries as a subcontractor (at any tier) in connection with a Contract between another Person and a Governmental Entity.

“Governmental Entity” means any national, state, local, supranational or foreign government or any court of competent jurisdiction, administrative agency or commission or other national, state, local, supranational or foreign governmental authority or instrumentality.

“Hazardous Material” means all substances or materials defined or regulated as hazardous, toxic, a pollutant or a contaminant or similar term under any Environmental Law, including petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls and any radioactive substance or material.

“HST” means the harmonized sales tax and goods and services tax imposed under the ETA.

“Inactive Industrial Wood Employee” means any employee who would be an Industrial Wood Employee but is inactive, due to disability or other leave at the time of Closing.

“Industrial Wood Employee” means (a) any active employee of Seller or its Subsidiaries who is employed by the Seller or its Subsidiaries immediately before the Closing and dedicating more than 50% of hours worked, during the 12-month period before the Closing, to the Industrial Wood Business or (b) an employee of Seller or its Subsidiaries set forth on Section 1.1(b) of the Seller Disclosure Schedules.

“Industrial Wood Facilities” means the facilities listed on Section 1.1(c) of the Seller Disclosure Schedules.

“Industrial Wood Material Adverse Effect” means, with respect to the Industrial Wood Business, any change, fact, effect, event, occurrence or development that has or would reasonably be expected to have individually or in the aggregate, a material adverse effect on the business, operations or financial condition of the Purchased Assets or the Industrial Wood Business or the ability of Seller and its Subsidiaries to consummate the transactions contemplated by this Agreement, excluding, however, the impact of (a) any changes or developments in domestic or any foreign market or domestic, foreign or global economic conditions generally, including (i) any changes or developments in or affecting the domestic or any foreign securities, equity, credit or financial markets or (ii) any changes or developments in or affecting domestic or any foreign interest or exchange rates, (b) changes in GAAP or any official interpretation or enforcement thereof, (c) changes in Law or any changes or developments in the official interpretation or enforcement thereof by Governmental Entities, (d) changes in domestic, foreign or global political conditions (including the outbreak or escalation of war, military actions, or acts of terrorism), including any worsening of such conditions threatened or existing on the date of this Agreement, (e) changes or developments in the business or regulatory conditions affecting the industries in which the Seller or its Subsidiaries operate the Industrial Wood Business, (f) weather conditions or other acts of God (including storms, earthquakes, tornados, floods or other natural disasters), (g) the failure to meet any projections, guidance, budgets, forecasts or estimates, but not, in any case, including the underlying causes thereof, and (h) any action taken or omitted to be taken by Seller or any of its Subsidiaries at the written request of Purchaser; except, with respect to clauses (a), (b), (c), (d), (e) and (f), to the extent that such impact is (or would reasonably be expected to be) disproportionately adverse to Seller and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Seller and its Subsidiaries operate the Industrial Wood Business.

“Industrial Wood Products” means paints, primers, varnishes, glazes, sealers, lacquers, stains, colorants, catalysts, reducers, thinners, masks, fillers, pastes, retarders, additives and other coatings and coating-related products and services that are currently, or have been offered, sold or made available to customers (as well as any related products or services that are currently in development) by Seller or its Subsidiaries through its “Valspar Wood” or “Valspar Flooring” business, for use in manufacturing cabinets, furniture (and related products including caskets and musical instruments), flooring and building products (including exterior composites, structural panels, siding and trim, doors and windows, floors, paneling, tileboard, interior composites and moldings).

“Industrial Wood Subsidiaries” means any Subsidiary of the Seller that owns or otherwise holds any Purchased Assets or Assumed Liabilities immediately before the Closing.

“Intellectual Property” means all intellectual property and similar proprietary rights existing anywhere in the world, including: (a) patents, including design patents and utility patents, and patent applications, including applications for which a terminal disclaimer was filed to overcome a non-statutory double patenting rejection, continuations, divisionals, continuations-in-part, renewals, extensions, provisionals, utility models, reissues or reexaminations and patents issuing thereon (collectively, “Patents”), (b) registered and unregistered trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, together with the goodwill associated with any of the foregoing, and all applications, renewals and registrations therefor (collectively, “Marks”), (c) copyrights and works of authorship, and any moral rights, registrations and applications therefor (collectively, “Copyrights”), (d) Software, designs, databases and data compilations, (e) trade secrets and other proprietary and confidential information, including Know-How, inventions (whether or not patentable), notices of invention, processes, formulations, technical data and designs, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, “Trade Secrets”) and (f) rights of privacy and rights of publicity.

“Judgment” means any judgment, injunction, order, writ, decision, award, decree or similar judgment of any Governmental Entity, in each case whether preliminary or final.

“Know-How” means processes, methods, designs, formulae, technical information, trade secrets, know-how, drawings, blueprints, designs, quality assurance and control procedures, design tools, simulation capability, plans, proposals, algorithms, techniques, programs, subroutines, specifications, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements, manuals and technical information provided to employees, customers, suppliers, agents, or licensees, research data concerning historic and current research and development efforts, including design of experiments and results of successful and unsuccessful designs and experiments, records, books or other indication and tangible embodiments of the foregoing.

“Knowledge” means (a) the actual knowledge, with respect to Seller, of any Person listed in Section 1.1(d) of the Seller Disclosure Schedules and (b) the actual knowledge, with respect to Purchaser, of any Person listed in Section 1.1(a) of the Purchaser Disclosure Schedules.

“Law” means any national, state, local, supranational or foreign law, statute, code, order, ordinance, rule, regulation or treaty (including any Tax treaty), in each case promulgated by a Governmental Entity.

“Liabilities” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

“Lien” means any mortgage, lien, pledge, security interest, charge, easement, lease, sublease, covenant, right of way, claim, equitable interest, restriction or encumbrance of any kind, whether relating to any property or right or the income or profits therefrom.

“Permits” means permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Entity.

“Permitted Liens” means (a) any Lien for Taxes not yet delinquent, or that are being contested in good faith by appropriate proceedings, for which adequate reserves have been established by Seller in accordance with GAAP, (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens (i) with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or (ii) that are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management and in accordance with GAAP) have been set aside for the payment thereof on the Closing Statement, or (iii) arising or incurred in the ordinary and usual course of business and which are not, individually or in the aggregate, material to the operations of the Industrial Wood Business and do not materially adversely affect the market value or continued use of the asset encumbered thereby, (c) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions but only to the extent that Seller and its Subsidiaries and their assets are materially in compliance with the same, or (d) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens, but not including any monetary Liens, that (i) are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality, and (ii) do not individually or in the aggregate materially interfere with the present occupancy or use or market value of the Owned Real Property or the Industrial Wood Facilities or otherwise materially impair the operations of the Industrial Wood Business.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity and any permitted successors and assigns of such person.

“Personal Information” means all personal information, including any information that alone or in combination with other information held by Seller or any of its Subsidiaries can be used to specifically identify a Person or a specific electronic device.

“Post-Closing Period” means any Tax period (or portion thereof) beginning after the Closing Date and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Period” means any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Proceeding” means any judicial, administrative or arbitral actions, suits, claims, demands, hearings or proceedings by, before or otherwise involving any Governmental Entity or arbitrator.

“Property Taxes” means real, personal and intangible ad valorem property or similar Taxes.

“Purchaser Disclosure Schedules” means those certain Purchaser Disclosure Schedules dated as of the date of this Agreement, provided by Purchaser to Seller.

“Real Property” means any and all real property and interests in real property of the Seller or the Industrial Wood Subsidiaries and relating to the Industrial Wood Business (together with all buildings, structures, fixtures and improvements thereon), including the Owned Real Property and the Leased Real Property, any real property leaseholds and subleaseholds, purchase options, easements, licenses, rights to access and rights of way and any other real property and interests in real property otherwise owned, occupied or used by the Seller or the Industrial Wood Subsidiaries and relating to the Industrial Wood Business.

“Regulatory Approvals” means all Approvals from Governmental Entities that are required under applicable Antitrust Laws to permit the consummation of the Transaction and the other transactions contemplated by this Agreement.

“Relating to the Industrial Wood Business” means used primarily in the operation or conduct of, the Industrial Wood Business as presently conducted.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into, onto or through the environment, including through or in the indoor or outdoor air, soil, surface water or ground water.

“Representatives” of a Person means any officer, director or employee of such Person or any investment banker, attorney, accountant or other advisor, agent or representative of such Person.

“Seller Benefit Plan” means each compensation or benefits plan, program or arrangement (whether or not subject to ERISA, and including employment agreements, cash or equity-based bonus or incentive arrangements, deferred compensation, fringe benefits, retirement plans, severance arrangements, vacation policies and health and welfare plans) sponsored, maintained or contributed to or by Seller or its ERISA Affiliates, for the benefit of any Industrial Wood Employees (and any former employees of the Industrial Wood Business).

“Seller Disclosure Schedules” means those certain Seller Disclosure Schedules dated as of the date of this Agreement, provided by Seller to Purchaser.

“Software” means any and all computer programs, whether in source code or object code or distributed or made available under a remote hosting or “software-as-a-service” or similar arrangement; databases and compilations, whether machine readable or otherwise; descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and all documentation including user manuals and other training documentation related to any of the foregoing.

“Solvent” means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancings or a combination thereof, to meet its obligations as they become due.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means with respect to any Person, any corporation, limited liability company or other entity whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.

“Target Working Capital” means $20,550,000, calculated as set forth on the Sample Closing Statement.

“Tax” means any and all federal, state, local or foreign taxes, imposts, levies or other similar assessments imposed by any Governmental Entity responsible for the imposition, administration or collection of taxes, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, environmental, stamp, occupation, premium, property (real or personal) and estimated taxes, customs duties and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

“Tax Proceeding” means any audit, examination, contest, litigation or other Proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, election, report or similar filing (including any attached schedules, supplements and additional or supporting material) required to be filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments thereof), or with respect to or accompanying requests for the extension of time in which to file any such report, declaration, election, report or similar filing.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the governmental agency (if any) charged with the administration or collection of such Tax for such Governmental Entity.

“Territory” means the United States of America, Mexico and Canada.

“Title Company” means First American Title Insurance Company with respect to Owned Real Property located in the United States.

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Assumption Agreement, the Bill of Sale, the IP License Agreement, the Supply Agreement, the Real Estate Assignment and Assumption Agreement and Toll Manufacturing Agreement and the IP Assignment Agreements.

“WARN” means the Worker Adjustment Retraining and Notification Act, 29 U.S.C. Section 2101 et seq., as amended.

“Working Capital” means, for the applicable date, the net working capital of the Industrial Wood Business (with respect to the following elements, to the extent included in the Purchased Assets or the Assumed Liabilities), calculated by subtracting (a) the sum of the amounts as of the close of business on the applicable date for the liability line items and the general ledger accounts shown on the Sample Closing Statement for the Industrial Wood Business, from (b) the sum of the amounts as of the close of business on the applicable date for the asset line items and general ledger accounts shown on the Sample Closing Statement for the Industrial Wood Business (for the avoidance of doubt, excluding any Cash Amount), in each case determined in accordance with the Transaction Accounting Principles; provided, however, that all such amounts shall be adjusted, if necessary, to exclude all amounts to the extent related to any Excluded Assets or Retained Liabilities.

Section 1.2 Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section
Adjustment Amount	1.1
Affiliate	1.1
Agreement	Preamble
Allocation	2.10
Alternative Financing	5.14(d)
Antitrust Laws	3.3
Approvals	2.11
Assigned Contracts	2.4(a)
Assumed Liabilities	2.6
Assumption Agreement	2.8(a)(iv)
Base Purchase Price	2.2
Bill of Sale	2.8(a)(v)
Business Day	1.1
Canadian Consent Agreement	1.1
Canadian Subsidiary	2.8(b)(xii)
Cap	9.2(b)(i)
Cash Amounts	1.1
Closing	2.3
Closing Date	2.3
Closing Purchase Price	1.1
Closing Statement	2.9(b)
Closing Working Capital	1.1
Code	1.1
Commissioner of Competition	Recitals
Commissioner of Competition Concerns	Recitals
Commitment Letter	4.4(a)
Confidentiality Agreement	5.3(a)
Contract	1.1
Continuation Period	5.6(a)

Copyrights	1.1
Covered Loss	1.1
Deductible	9.2(b)(i)
Definitive Debt Financing Agreements	5.14(a)
Delayed Transfer Industrial Wood Employee	1.1
De Minimis Amount	9.2(b)(i)
Diligence Materials	4.6
Dispute Notice	2.9(d)
Dispute Resolution Period	2.9(d)
Environmental Laws	1.1
ERISA	1.1
ERISA Affiliate	1.1
Estate Assignment Agreement	2.8(a)(ix)
Estimated Adjustment Amount	2.9(b)
ETA	1.1
Excluded Assets	2.5
Excluded Taxes	1.1
Existing Title Commitments	1.1
Expenses	8.4
Exploit	1.1
Exploitation	1.1
Export Approvals	3.17(a)
Export Laws	3.17
Financing	1.1
Financing Conditions	4.4(b)
Financing Sources	1.1
Foreign Closing Documents	2.8(a)(vi)
FTC	Recitals
FTC Concerns	Recitals
FTC Order	1.1
GAAP	1.1
Government Contract	1.1
Governmental Entity	1.1
Hazardous Material	1.1
HST	1.1
Inactive Industrial Wood Employee	1.1
Indemnified Party	9.4(a)
Indemnifying Party	9.4(a)
Independent Accounting Firm	2.9(d)
Industrial Wood Business	Recitals
Industrial Wood Business Balance Sheets	3.5
Industrial Wood Business Financial Statements	3.5
Industrial Wood Business Intellectual Property	2.4(b)
Industrial Wood Business Permits	3.12(b)
Industrial Wood Business Sensitive Information	3.9(c)
Industrial Wood Business Tangible Property	2.4(c)

Industrial Wood Employee	1.1
Industrial Wood Facilities	1.1
Industrial Wood Material Adverse Effect	1.1
Industrial Wood Products	1.1
Industrial Wood Subsidiaries	1.1
Intellectual Property	1.1
Inventory	2.4(f)
IP Assignment Agreements	2.8(b)(xiii)
IP License Agreement	2.8(a)(vii)
Judgment	1.1
Key Customers	3.18(a)
Key Suppliers	3.18(b)
Know-How	1.1
Knowledge	1.1
Law	1.1
Leased Real Property	3.10(a)
Liabilities	1.1
Lien	1.1
Marks	1.1
Material Contracts	3.11(a)
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Names	5.7
Offering Documents	5.14(e)
Outside Date	8.1(d)
Owned Real Property	3.10(a)
Owner’s Policy	5.1(g)
Parent	Preamble
Parent 401(k) Plan	5.6(a)
Patents	1.1
PBGC	3.15(e)
Permits	1.1
Permitted Liens	1.1
Person	1.1
Personal Information	1.1
Post-Closing Plans	5.6(b)
Post-Closing Statement	2.9(c)
Pre-Closing Period	1.1
Pre-Closing WC Claims	5.8(b)
Proceeding	1.1
Product	3.19
Property Taxes	1.1
Purchase Price	2.2
Purchased Assets	2.4
Purchaser	Preamble

Purchaser 401(k) Plan	5.6(h)
Purchaser Business Confidential Information	5.3(b)
Purchaser Cafeteria Plan	5.6(i)
Purchaser Disclosure Schedules	1.1
Purchaser Fundamental Representations	9.1(b)
Purchaser Indemnified Parties	9.2(a)
Purchaser Material Adverse Effect	4.1
Purchaser Welfare Plans	5.6(b)
Purchaser’s Allocation Notice	2.10
Real Estate Assignment Agreement	2.8(a)(ix)
Real Property	1.1
Regulatory Approvals	1.1
Relating to the Industrial Wood Business	1.1
Release	1.1
Representatives	1.1
Retained Liabilities	2.7
Sample Closing Statement	2.9(a)
Seller	Preamble
Seller Benefit Plan	1.1
Seller Business Confidential Information	5.3(c)
Seller Cafeteria Plan	5.6(i)
Seller Disclosure Schedules	1.1
Seller Fundamental Representations	9.1(a)
Seller Indemnified Parties	9.3(a)
Seller Severance Plan	5.6(b)
Seller Sites	3.9(i)
Seller Welfare Plans	5.6(b)
Seller’s Allocation	2.10
Software	1.1
Solvent	1.1
Straddle Period	1.1
Subsidiary	1.1
Supply Agreement	2.8(a)(viii)
Target Working Capital	1.1
Tax	1.1
Tax Proceeding	1.1
Tax Return	1.1
Taxing Authority	1.1
Territory	1.1
Third Party Claim	9.4(a)
Title Company	1.1
Toll Manufacturing Agreement	2.8(a)(x)
Trade Secrets	1.1
Transaction	Recitals
Transaction Accounting Principles	2.9(a)
Transaction Documents	1.1

Transfer Taxes	6.2(a)
Transferred Industrial Wood Employee	5.6(a)
Transition Services Agreement	2.8(a)(iii)
U.S. Deed	2.8(b)(x)
WARN	1.1
WC Insurer	5.8(b)
Workers Compensation Policies	5.8(b)
Working Capital	1.1

ARTICLE II

PURCHASE AND SALE; CLOSING

Section 2.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller hereby agrees to, and to cause the Industrial Wood Subsidiaries to, sell, assign, transfer and convey to Purchaser the Purchased Assets, for good and valuable consideration including the payment by Purchaser of the Purchase Price and the assumption by Purchaser of the Assumed Liabilities. The acquisition of the Purchased Assets and the assumption of the Assumed Liabilities may be effected by Purchaser itself or through one or more of its Affiliates.

Section 2.2 Purchase Price. The aggregate purchase price payable upon the consummation of the Transaction, subject to adjustments as contemplated hereby, shall be $420,000,000 (the “Base Purchase Price,” and as adjusted pursuant to Section 2.9, the “Purchase Price”).

Section 2.3 Closing Date. The closing of the Transaction (the “Closing”) shall take place at 10:00 am New York City time, at the offices of Jones Day, 901 Lakeside Ave. Cleveland, Ohio 44114, on the third Business Day following the date on which the last of the conditions set forth in Article VII (other than those conditions that are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof) or at such other place, time and date as may be agreed in writing between Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.4 Purchased Assets. Subject to the terms and conditions of this Agreement, on the Closing Date and at the Closing, Seller shall, and shall cause the Industrial Wood Subsidiaries to, sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase, acquire and accept from Seller and the Industrial Wood Subsidiaries, all their respective right, title and interest in and to the following assets (the “Purchased Assets”), free and clear of all Liens (other than Permitted Liens):

(a) Any and all Contracts Relating to the Industrial Wood Business, (the “Assigned Contracts”), including the Contracts listed on Section 2.4(a) of the Seller Disclosure Schedules;

(b) All product formulas and other Intellectual Property Relating to the Industrial Wood Business, including (i) the Intellectual Property listed in Section 2.4(b)(i) of the Seller Disclosure Schedules, (ii) all Intellectual Property included in, embodied by or otherwise covering any products or services which are currently being developed by or on behalf of Seller or any of its Subsidiaries primarily for the design, development, manufacture, marketing, service, distribution or sale of Industrial Wood Products by the Industrial Wood Business in the Territory and (iii) all Intellectual Property included in, embodied by or otherwise covering the Industrial Wood Products, which Intellectual Property was previously used in the Industrial Wood Business or such business as previously conducted, but is not currently used in the Industrial Wood Business, except for Intellectual Property currently used in the business of the Seller other than the Industrial Wood Business (collectively, the “Industrial Wood Business Intellectual Property”);

(c) Any and all tangible assets Relating to the Industrial Wood Business (the “Industrial Wood Business Tangible Property”), including those assets that (i) are used by or located in the Industrial Wood Facilities or (ii) are or relate to research and development activities, manufacturing equipment, tooling, fixed assets, personal property or office furniture;

(d) Any and all notes payable to Seller or any Industrial Wood Subsidiary, debentures payable to Seller or any Industrial Wood Subsidiary, trade receivables (whether current or non-current) and other accounts receivable in each case to the extent arising from the Industrial Wood Business or otherwise Relating to the Industrial Wood Business;

(e) Any and all prepaid expenses and security deposits arising out of the Assigned Contracts and reflected on the Industrial Wood Business Balance Sheets, arising in the ordinary course of business of the Industrial Wood Business since October 28, 2016 or otherwise Relating to the Industrial Wood Business;

(f) Any and all raw materials, work-in-process, finished goods, supplies and other inventories Relating to the Industrial Wood Business (collectively, the “Inventory”);

(g) The Real Property (including the Owned Real Property and Leased Real Property), together with all deposits, prepayments, guaranties, letters of credit and any other security related thereto held by the lessors with respect to the Leased Real Property;

(h) Any and all goodwill, if any, of the Industrial Wood Business as a going concern (and not including goodwill associated with Seller as a whole or any of the Excluded Assets);

(i) Any and all Industrial Wood Business Permits to the extent transfer is permitted by Law;

(j) Any and all refunds or credits for Taxes imposed with respect to, arising out of or relating to the Purchased Assets, the Assumed Liabilities or the Industrial Wood Business other than Excluded Taxes;

(k) Any and all assets expressly allocated to or assumed by Purchaser pursuant to Section 5.6;

(l) Any and all documents, instruments, papers, books, records, books of account, accounting records, files and data (including customer and supplier lists, Personal Information and files, and repair and performance records), catalogs, brochures, sales literature, promotional materials, certificates and other documents (whether in paper or electronic form) to the extent Relating to the Industrial Wood Business, other than (i) any books, records or other materials that Seller or the Industrial Wood Subsidiaries are required by Law to retain (copies of which, to the extent permitted by Law, will be made available to Purchaser upon Purchaser’s reasonable request), (ii) personnel and employment records for employees and former employees who are not Industrial Wood Employees or Delayed Transfer Industrial Wood Employees, and (iii) Tax Returns or other books and records related to income Taxes of Seller or any of its Affiliates, and (iv) for the avoidance of doubt, any books, records or other materials that may be located in any of the Industrial Wood Facilities or Owned Real Property to the extent not Relating to the Industrial Wood Business; provided, that, with respect to any such books, records or other materials that are Purchased Assets pursuant to this clause (k), Seller shall be permitted to keep (A) one (1) copy of such books, records or other materials to the extent required to demonstrate compliance with applicable Law or pursuant to internal compliance procedures, and (B) such books, records or other materials in the form of so-called “back-up” electronic tapes in the ordinary course of business;

(m) All claims, causes of action, causes in action, rights of recovery and rights of set-off of any kind in favor of the Industrial Wood Business, against any Person;

(n) All guaranties, warranties, indemnities and similar rights in favor of Seller or any Industrial Wood Subsidiary to the extent related to any Purchased Asset; and

(o) All other the properties, assets and rights of any kind, whether tangible or intangible, real or personal, Relating to the Industrial Wood Business (other than the Excluded Assets).

A single asset may fall within more than one of clauses (a) through (n) in this Section 2.4; such fact does not imply that (i) such asset shall be transferred more than once or (ii) any duplication of such asset is required. Notwithstanding anything to the contrary contained in this Agreement, Intellectual Property that does not fall within clause (b) of this Section 2.4 will not be deemed to be included in any other clause of this Section 2.4.

Section 2.5 Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, any and all of Seller’s and its Subsidiaries’ right, title and interest in and to the following assets (the “Excluded Assets”) shall be specifically excluded from, and shall not constitute, the Purchased Assets:

(a) Except for assets expressly allocated to or assumed by Purchaser pursuant to Section 5.6, any and all assets related to the Seller Benefit Plans;

(b) Any and all Intellectual Property other than the Industrial Wood Business Intellectual Property (including, as an Excluded Asset covered by this Section 2.5(b), the Intellectual Property listed in Section 2.5(b) of the Seller Disclosure Schedules, but excluding the Intellectual Property listed in Section 2.4(b)(i) of the Seller Disclosure Schedule);

(c) Any and all Contracts other than the Assigned Contracts;

(d) Any and all owned and leased real property and other interests in real property other than (i) the Owned Real Property and (ii) the Leased Real Property for the Industrial Wood Facilities;

(e) Any and all refunds or credits for Excluded Taxes;

(f) Tax Returns and other books and records related to Taxes paid or payable by Seller or any of its Affiliates;

(g) Any and all Cash Amounts;

(h) Any and all insurance policies and binders and interests in insurance pools and programs and self-insurance arrangements whether or not Relating to the Industrial Wood Business, for all periods before, through and after the Closing, including any and all refunds and credits due or to become due thereunder and any and all claims, rights to make claims and rights to proceeds on any such insurance policies for all periods before, through and after the Closing;

(i) Subject to the last sentence of Section 5.1(a), any and all Industrial Wood Business Permits that cannot be transferred under applicable Law; and

(j) Any and all other assets of Seller and its Subsidiaries other than the Purchased Assets.

For the avoidance of doubt, neither Purchaser nor any of its Subsidiaries will acquire or be permitted to retain any direct or indirect right, title and interest in any Excluded Asset.

Section 2.6 Assumed Liabilities. At the Closing, Purchaser shall assume and agree to discharge or perform all of the Liabilities of Seller and the Industrial Wood Subsidiaries that are related to or arising out of the Purchased Assets or the Industrial Wood Business, other than Retained Liabilities (the “Assumed Liabilities”), in each case, whether accruing prior to, on or after the Closing, including the following:

(a) Any and all Liabilities primarily relating to or arising out of the performance of the Assigned Contracts in accordance with the terms thereof;

(b) Any and all Liabilities (i) relating to the environment or natural resources, human health and safety or Hazardous Materials or Environmental Laws arising from the Purchased Assets or the Industrial Wood Business, and (ii) arising out of or primarily relating to any businesses, operations, products, facilities or properties (whether owned, leased or operated at any time) of or primarily associated with the Purchased Assets or the Industrial Wood Business;

(c) Any and all Liabilities with respect to any return, repair, warranty or similar Liabilities relating to products and services of the Industrial Wood Business that were designed, manufactured or sold on, or prior to or after the Closing Date or that were held in the Inventory as of the Closing Date;

(d) Any and all Liabilities in respect of Industrial Wood Employees (i) arising at and after the Closing solely with respect to the Transferred Industrial Wood Employees, (ii) incurred prior to the Closing Date to the extent reflected as Liabilities in the Post-Closing Statement as finally determined in accordance with Section 2.9, or (iii) assumed by Purchaser pursuant to Section 5.6;

(e) Any and all accounts payable and accrued expenses of the Industrial Wood Business to the extent reflected as Liabilities in the Post-Closing Statement as finally determined in accordance with Section 2.9; and

(f) Any and all Liabilities for Taxes imposed with respect to, arising out of or relating to the Purchased Assets, the Assumed Liabilities or the Industrial Wood Business other than Excluded Taxes.

A single Liability may fall within more than one of clauses (a) through (g) in this Section 2.6; such fact does not imply that (i) such Liability shall be transferred more than once or (ii) any duplication of such Liability is required. The fact that a Liability may be excluded under one clause does not imply that it is not intended to be included under another.

Section 2.7 Retained Liabilities. Except for the Assumed Liabilities, Seller and its Subsidiaries shall retain, and Purchaser shall not assume or be obligated to pay, perform or otherwise discharge any Liabilities of Seller, any Industrial Wood Subsidiary or the Industrial Wood Business, of any kind or nature whatsoever (the “Retained Liabilities”). The Retained Liabilities include:

(a) Liabilities arising out of or related to the Excluded Assets;

(b) Liabilities for Excluded Taxes;

(c) Except as set forth in Section 2.6(d) and Section 2.6(e), all Liabilities arising under any Seller Benefit Plan; and

(d) Liabilities set forth on Section 2.7(d) of the Seller Disclosure Schedules.

For the avoidance of doubt, neither Purchaser nor any of its Subsidiaries will be required to assume and retain any Retained Liability.

Section 2.8 Closing Deliveries. (a) At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller the following:

(i) payment, by wire transfer(s) of immediately available funds to one or more bank accounts designated in writing by Seller (such designation to be made by Seller at least two Business Days prior to the Closing Date), of an amount in cash equal to the Closing Purchase Price;

(ii) the certificate to be delivered pursuant to Section 7.3(c);

(iii) a counterpart of a transition services agreement, substantially in the form attached as Exhibit A hereto (the “Transition Services Agreement”), duly executed by Purchaser;

(iv) a counterpart of a general assignment and assumption for the Assumed Liabilities, substantially in the form attached as Exhibit B hereto (the “Assumption Agreement”), duly executed by Purchaser;

(v) a counterpart of a bill of sale for the Purchased Assets, substantially in the form attached as Exhibit C hereto (the “Bill of Sale”), duly executed by Purchaser;

(vi) with respect to jurisdictions outside the United States in which the Purchased Assets or Assumed Liabilities are located, such bills of sale, certificates of title, deeds, assignments and other agreements or instruments of transfer (in a form that is consistent with the terms and conditions of this Agreement and otherwise customary in such jurisdictions) as and to the extent necessary to effect the transfer of the Purchased Assets or the assumption of the Assumed Liabilities pursuant to this Agreement (collectively, the “Foreign Closing Documents”), in each case duly executed by Purchaser, to the extent applicable;

(vii) a counterpart of an intellectual property license agreement, substantially in the form attached as Exhibit D hereto (the “IP License Agreement”), duly executed by Purchaser;

(viii) a counterpart of the Supply Agreement, substantially in the form attached as Exhibit E hereto (the “Supply Agreement”), duly executed by Purchaser;

(ix) a counterpart of the Real Estate Assignment and Assumption Agreement, substantially in the form attached as Exhibit F hereto (the “Real Estate Assignment Agreement”), duly executed by Purchaser;

(x) a counterpart of the Toll Manufacturing Agreement, substantially in the form attached as Exhibit G hereto (the “Toll Manufacturing Agreement”), duly executed by Purchaser;

(xi) a release duly executed by Purchaser as of the Closing Date in the form attached hereto as Exhibit J; and

(xii) such other bills of sale, certificates of title, deeds, assignments and other agreements or instruments of transfer (in a form that is consistent with the terms and conditions of this Agreement) as the parties and their respective counsel, jointly, shall deem reasonably necessary or appropriate for the assumption by Purchaser of the Assumed Liabilities or to vest in Purchaser all of Seller’s or its Subsidiaries’ right, title and interest in, to and under the Purchased Assets.

(b) At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i) the certificate to be delivered pursuant to Section 7.2(c);

(ii) a counterpart of the Transition Services Agreement duly executed by Seller;

(iii) a counterpart of the Assumption Agreement duly executed by Seller and any applicable Industrial Wood Subsidiary;

(iv) a counterpart of the Bill of Sale duly executed by Seller and any applicable Industrial Wood Subsidiary;

(v) a counterpart of any Foreign Closing Documents, to the extent applicable, in each case duly executed by Seller and any applicable Industrial Wood Subsidiary;

(vi) a counterpart of the IP License Agreement duly executed by Seller;

(vii) a counterpart of the Supply Agreement duly executed by Seller;

(viii) a counterpart of the Real Estate Assignment Agreement duly executed by Seller;

(ix) a counterpart of the Toll Manufacturing Agreement duly executed by Seller;

(x) a deed for each Owned Real Property located in the United States, substantially in the form attached as Exhibit H hereto (the “U.S. Deed”) and a deed for the Owned Real Property located in Canada (in a form that is consistent with the terms and conditions of this Agreement), each duly executed by Seller or the applicable Industrial Wood Subsidiary;

(xi) an affidavit to Purchaser’s title insurance company of the type reasonably and customarily provided by sellers of owned real property to induce title companies to remove or insure over the “standard” or “preprinted” exceptions to title, provided that Purchaser shall be responsible for obtaining any surveys, at its direction and cost, and paying for all title premiums and search fees relating thereto;

(xii) a duly executed certificate of non-foreign status from Seller and each Industrial Wood Subsidiary (other than Valspar, Inc. (the “Canadian Subsidiary”)), substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B);

(xiii) duly executed assignments of registered Patents, Marks (including Internet domain names) and Copyrights included in the Industrial Wood Business Intellectual Property, each in the form attached hereto as Exhibit I (collectively, the “IP Assignment Agreements”);

(xiv) a release duly executed by Parent as of the Closing Date in the form attached hereto as Exhibit K; and

(xv) such other bills of sale, certificates of title, assignments and other agreements or instruments of transfer (in a form that is consistent with the terms and conditions of this Agreement) as the parties and their respective counsel, jointly, shall deem reasonably necessary or appropriate for the assumption by Purchaser of the Assumed Liabilities or to vest in Purchaser all of Seller’s or its Subsidiaries’ right, title and interest in, to and under the Purchased Assets.

Section 2.9 Working Capital Purchase Price Adjustment. (a) Section 2.9 of the Seller Disclosure Schedules sets forth a calculation of the Target Working Capital (the “Sample Closing Statement”), including the asset and liability line items, general ledger accounts and accounting principles used in such calculation to the extent not consistent with GAAP (the “Transaction Accounting Principles”).

(b) At least two Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Purchaser a closing statement (the “Closing Statement”) setting forth a good faith estimate of the Adjustment Amount (such estimate, the “Estimated Adjustment Amount”) and the calculation of such Estimated Adjustment Amount, including estimates of the Closing Working Capital. The Closing Statement shall be prepared in accordance with the Transaction Accounting Principles. Purchaser agrees that, following the Closing through the date that the Post-Closing Statement becomes final and binding in accordance with this Section 2.9, it will not take any actions with respect to any accounting books, records, policies or procedures on which the Sample Closing Statement or the Closing Statement is based, or on which the Post-Closing Statement is to be based, that would materially impede or delay the final determination of the Post-Closing Statement. Seller and Purchaser acknowledge that (i) the sole purpose of the determination of the Closing Statement is to adjust the Purchase Price so as to reflect the change in net working capital resulting only from the operation of the Industrial Wood Business and (ii) such change can be measured properly only if the calculation is done in accordance with the Transaction Accounting Principles.

(c) Within 60 days after the Closing Date, Seller shall cause to be prepared and delivered to Purchaser a working capital statement (the “Post-Closing Statement”), setting forth the Adjustment Amount and the calculation of the Adjustment Amount, including the Closing Working Capital. The Post-Closing Statement shall be prepared in accordance with the Transaction Accounting Principles.

(d) Within 75 days following receipt by Purchaser of the Post-Closing Statement, Purchaser shall deliver written notice to Seller of any dispute Purchaser has with respect to the preparation or content of the Post-Closing Statement (the “Dispute Notice”); provided, however, that if Purchaser does not deliver any Dispute Notice to Seller within such 75-day period, the Post-Closing Statement will be final, conclusive and binding on the parties to this Agreement. The Dispute Notice shall set forth in reasonable detail the basis for any dispute included therein, the amounts involved and Purchaser’s determination of the Adjustment Amount, including the Closing Working Capital; provided, however, that any dispute set forth in the Dispute Notice shall be limited to the determination of the Adjustment Amount and Purchaser may not dispute the accounting principles, practices, methodologies and policies used in preparing the Post-Closing Statement unless they are inconsistent with the Transaction Accounting Principles. Upon receipt by Seller of a Dispute Notice, Purchaser and Seller shall negotiate in good faith to resolve any dispute set forth therein. If Purchaser and Seller, such good faith effort notwithstanding, fail to resolve any such dispute within 15 Business Days following receipt by Seller of the Dispute Notice (the “Dispute Resolution Period”), then Purchaser and Seller jointly shall engage, within ten Business Days following the expiration of the Dispute Resolution Period, KPMG US LLP or, if KPMG US LLP is unavailable or conflicted, another nationally recognized accounting firm selected jointly by Seller and Purchaser (the “Independent Accounting Firm”) to resolve any such dispute. If Seller and Purchaser are unable to agree on the Independent Accounting Firm then each of Seller and Purchaser shall select a nationally recognized accounting firm, and the two firms will mutually select a third nationally recognized accounting firm to serve as the Independent Accounting Firm. As promptly as practicable, and in any event not more than 15 days following the engagement of the Independent Accounting Firm, Purchaser and Seller shall each prepare and submit a presentation detailing each party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm (so long as the other party also receives a copy of such presentation simultaneously) and shall be afforded the opportunity to discuss such presentation with the Independent Accounting Firm in the presence of the other party. In connection with the resolution of the disputed items by the Independent Accounting Firm, no ex parte communications with the Independent Accounting Firm shall be permitted. Purchaser and Seller shall cause the Independent Accounting Firm to, as soon as practicable after the submission of such presentations and in any event not more than 30 days following such presentations, make a final determination in a written report delivered to Purchaser and Seller, binding on the parties to this Agreement, of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice. With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser, as applicable, in their respective presentations. Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to whether any determination of the Adjustment Amount was properly calculated in accordance with the Transaction Accounting Principles, and the Independent Accounting Firm is not to make any other determination, including any determination as to whether GAAP was followed, to the extent GAAP is inconsistent with the Transaction Accounting Principles. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller and Purchaser. All determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm, will be final, conclusive and binding on the parties to this Agreement.

(e) For purposes of complying with the terms set forth in this Section 2.9, Seller and Purchaser shall cooperate with and make available to each other and their respective Representatives all information, records, data and working papers, in each case, to the extent related to the Purchased Assets, Assumed Liabilities or Industrial Wood Business as they relate to the determination of Closing Working Capital and the Adjustment Amount, and shall permit reasonable access (upon reasonable advance notice) during normal business hours to its facilities and personnel in a manner so as not to unreasonably interfere with the conduct of such party’s business, as may be reasonably requested in connection with the preparation and analysis of the Post-Closing Statement and the resolution of any disputes thereunder.

(f) (i) If the Closing Purchase Price, solely for this purpose calculated by applying the Adjustment Amount (as finally determined pursuant to Sections 2.9(c) and 2.9(d)) in lieu of the Estimated Adjustment Amount, is less than the Closing Purchase Price actually paid pursuant to Section 2.8(a)(i), then the Purchase Price will be adjusted downward by the amount of such shortfall, and Seller shall pay or cause to be paid an amount in cash equal to such shortfall to Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Seller. Any such payment is to be made within five Business Days of the date on which the Adjustment Amount is finally determined pursuant to this Section 2.9.

(ii) If the Closing Purchase Price, solely for this purpose calculated by applying the Adjustment Amount (as finally determined pursuant to Sections 2.9(c) and 2.9(d)) in lieu of the Estimated Adjustment Amount, is greater than the Closing Purchase Price actually paid pursuant to Section 2.8(a)(i), then the Purchase Price will be adjusted upward by the amount of such excess, and Purchaser shall pay or cause to be paid an amount in cash equal to such excess to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser. Any such payment is to be made within five Business Days of the date on which the Adjustment Amount is finally determined pursuant to this Section 2.9.

Section 2.10 Purchase Price Allocation. No later than 60 days after the date on which the Purchase Price is finally determined pursuant to Section 2.9, Seller shall deliver to Purchaser a proposed allocation of the Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax purposes to Seller as of the Closing Date determined in a manner consistent with Section 1060 of the Code, the Treasury Regulations promulgated thereunder and any other applicable provision of state, local or foreign Law (“Seller’s Allocation”). If Purchaser disagrees with Seller’s Allocation, Purchaser may, within 30 days after delivery of Seller’s Allocation, deliver a notice (the “Purchaser’s Allocation Notice”) to Seller to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocation. Seller and Purchaser shall, during the 20 days following such timely delivery of Purchaser’s Allocation Notice, use reasonable best efforts to reach agreement on the disputed items or amounts to determine the allocation of the Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax Purposes to Seller. If Seller and Purchaser are unable to reach such agreement, they shall promptly thereafter cause the Independent Accounting Firm to resolve any remaining disputes. The allocation, as prepared by Seller if no Purchaser’s Allocation Notice has been given, as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Independent Accounting Firm (the “Allocation”) shall be conclusive and binding on the parties to this Agreement. None of Seller, Purchaser or any of their respective Affiliates shall take any position inconsistent with the Allocation on any Tax Return or in any Tax Proceeding, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign law).

Section 2.11 Non-Assignment. This Agreement shall not constitute an agreement to assign or transfer any of the Purchased Assets if an attempted assignment or transfer thereof is (a) prohibited by Law or (b) without the approval, authorization or consent of, filing with, notification to, or granting or issuance of any license, order, waiver or permit by, any third party or Governmental Entity (collectively, “Approvals”), would (i) constitute a breach thereof, (ii) be reasonably likely to subject Seller, Purchaser, or any of their respective officers, directors, agents or Affiliates, to civil or criminal liability, (iii) be reasonably likely to make such assignment, or transfer or change of control void or voidable, or (iv) in any way materially and adversely affect the rights thereunder of Purchaser or any of its respective officers, directors, agents or Affiliates, and such Approval is not obtained at or before the Closing. If the Closing occurs and either of the circumstances described in clauses (a) or (b) of the preceding sentence exist, then Seller will cooperate with Purchaser in good faith without further consideration (other than as provided in subclause (B) of this sentence) in any arrangement reasonably acceptable to Purchaser and Seller intended to both (A) provide Purchaser with the benefit of any such Purchased Assets and (B) cause Purchaser to bear all costs and Liabilities of, or under any such Purchased Assets. For so long as Seller or any of its Affiliates holds any Purchased Assets (and Seller is providing Purchaser with the benefit of such Purchased Assets) pursuant to this Section 2.11, Purchaser shall indemnify and hold Seller and its Affiliates and their respective Affiliates harmless from and against all Liabilities incurred or asserted as a result of Seller’s or any such Affiliate’s or their respective Affiliate’s post-Closing direct or indirect ownership, management or operation of any such Purchased Assets. Notwithstanding anything to the contrary contained in this Agreement, any transfer or assignment to Purchaser of any Purchased Asset that shall require an Approval as described above in this Section 2.11 shall be made subject to such Approval being obtained.

Section 2.12 Waiver of Bulk-Sales Laws. Each of Seller and Purchaser hereby waives compliance by each of their Affiliates with the requirements and provisions of the “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Purchased Assets to Purchaser; provided, however, that Seller agrees (a) to pay and discharge when due or to contest or litigate all claims of creditors that are asserted against Purchaser, Seller, any Industrial Wood Subsidiary, the Purchased Assets or the Industrial Wood Business by reason of noncompliance with any such Law and (b) to take promptly all necessary action to remove any Lien on the Purchased Assets by reason of such noncompliance.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in, or qualified by any matter set forth in, (a) the filings of Seller or its Affiliates with the U.S. Securities and Exchange Commission publicly filed prior to the date of this Agreement (excluding any disclosures set forth in any “risk factor” or “forward-looking statements” or “market risk” sections or other forward-looking disclosures that are not specific or are cautionary or predictive in nature) or (b) the Seller Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Seller Disclosure Schedules shall be deemed to have been disclosed in any other section in the Seller Disclosure Schedules to the extent that the applicability of such disclosure is reasonably apparent on the face of such disclosure), Seller hereby represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, as follows:

Section 3.1 Organization, Standing and Power. Seller and the Industrial Wood Subsidiaries are duly organized, validly existing and in good standing under the Laws of their jurisdictions of organization and have all necessary organizational power and authority to carry on the Industrial Wood Business as presently conducted. Seller and the Industrial Wood Subsidiaries are qualified or registered to do business and in good standing in each jurisdiction where the nature of their respective activities makes such qualification or registration necessary, except where the failure to be so qualified, registered or in good standing would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect.

Section 3.2 Authority; Execution and Delivery; Enforceability. Seller has all necessary power and authority to execute this Agreement and each Transaction Document to which it is or will be a party and to consummate the Transaction and the other transactions contemplated by this Agreement and such Transaction Documents. The execution, delivery and performance by Seller of this Agreement and the Transaction Documents and the consummation by Seller and the Industrial Wood Subsidiaries of the Transaction and the other transactions contemplated by this Agreement and the Transaction Documents have been duly authorized by all necessary corporate or other action of Seller and the Industrial Wood Subsidiaries. No other corporate proceedings on the part of Seller, the Industrial Wood Subsidiaries or any stockholder or equityholder of Seller or the Industrial Wood Subsidiaries, are, or will be, necessary to approve and authorize this Agreement and all applicable Transaction Documents and the Transaction and the other transactions contemplated by this Agreement and the Transaction Documents. Seller has duly executed and delivered this Agreement, and upon execution and delivery of the Transaction Documents, and assuming due authorization, execution and delivery by Purchaser and the other parties thereto, this Agreement and the Transaction Documents to which Seller is a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

Section 3.3 No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and all applicable Transaction Documents does not, and the consummation of the Transaction and the other transactions contemplated by this Agreement and all applicable Transaction Documents and compliance by Seller with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien (other than Permitted Liens) upon any of the Purchased Assets under, any provision of (a) the certificate of incorporation or bylaws of Seller or any Industrial Wood Subsidiary or (b) any Judgment or Law applicable to the Industrial Wood Business, except, in each case, for any such items that would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect. Subject to the FTC Order and FTC approval of Purchaser as an acceptable purchaser of the assets being transferred and the Canadian Consent Agreement, no Approval of any Governmental Entity is required to be obtained or made by or with respect to Seller or the Industrial Wood Subsidiaries in connection with the execution, delivery and performance of this Agreement, and Transaction Document or the consummation of the Transaction and the other transactions contemplated by this Agreement and the Transaction Documents, other than (i) in respect any applicable Law or other legal restraint designed to govern competition, trade regulation, foreign investment, or national security or defense matters or to prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) and (ii) those that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect. Other than as set forth on Section 3.3 of the Seller Disclosure Schedules, no material notice to, material filing with, or material consent of, any Person is necessary in connection with, and no “change of control” provision in any Material Contract or otherwise is, or will be, triggered by, the authorization, approval, execution, delivery or performance by Seller of this Agreement and by Seller and any Industrial Wood Subsidiary of the Transaction Documents or the consummation by Seller and the Industrial Wood Subsidiaries of the transactions contemplated hereby or thereby.

Section 3.4 Proceedings. Except as set forth on Section 3.4 of the Seller Disclosure Schedules and except for the investigations by the FTC and the Commissioner of Competition relating to the Transaction, (a) there are no Proceedings by any third party or Governmental Entity pending or, to the Knowledge of Seller, threatened in writing, and (b) to the Knowledge of Seller, there are no formal investigations by, before or otherwise involving any Governmental Entity or arbitrator, in each case, against or involving Seller or any Industrial Wood Subsidiary or the Purchased Assets with respect to the Industrial Wood Business. There are no material unsatisfied judgments, orders, decrees, citations, fines or penalties against Seller or any Industrial Wood Subsidiary with respect to the Industrial Wood Business or the Purchased Assets.

Section 3.5 Financial Statements. Section 3.5 of the Seller Disclosure Schedules sets forth true and complete copies of (a) the unaudited balance sheets of the Industrial Wood Business for the fiscal years ended October 30, 2015 and October 28, 2016 (together with the notes and schedules thereto, if any, the “Industrial Wood Business Balance Sheets”) and (b) the

unaudited statements of income for the fiscal years ended October 30, 2015 and October 28, 2016, together with the notes and schedules thereto, if any (clauses (a) and (b), collectively, the “Industrial Wood Business Financial Statements”). The Industrial Wood Business Financial Statements (i) have been prepared from the books and records of Seller and the Industrial Wood Subsidiaries and in accordance with the Transaction Accounting Principles and (ii) fairly present in all material respects the financial condition and results of operations of the Industrial Wood Business as of the respective dates thereof and for the respective periods covered, in each case, in the aggregate, on the basis of presentation outlined in Section 3.5 of the Seller Disclosure Schedules. Seller maintains a system of accounting established and administered in accordance with GAAP. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that would reasonably be expected to adversely affect Seller’s ability to record, process, summarize and report financial information, and there is no fraud that involves management of Seller. The variance for internally sourced raw materials for the Industrial Wood Business between costs reflected on the Industrial Wood Business Financial Statements for the fiscal year ended October 28, 2016 and what would have been incurred for such fiscal year under the pricing set forth in the Supply Agreement is set forth on Section 3.5 of the Seller Disclosure Schedules (subject to the assumptions set forth therein).

Section 3.6 Absence of Undisclosed Liabilities. The Industrial Wood Business does not have any Liabilities, other than Liabilities that: (a) are reflected or reserved against in the Industrial Wood Business Balance Sheets, (b) were incurred since October 28, 2016 in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law) and would be required to be reflected on a balance sheet, or any notes thereto, prepared in accordance with GAAP, (c) are Retained Liabilities, (d) are Liabilities relating to the performance of existing Contracts in accordance with the terms thereof other than for penalties thereunder or breaches thereof (e) are Liabilities for Taxes not yet due and payable, or (f) would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect.

Section 3.7 Absence of Changes or Events. Except in connection with or in preparation for the Transaction and the other transactions contemplated by this Agreement, from and after October 28, 2016, Seller and the Industrial Wood Subsidiaries have operated the Industrial Wood Business in the ordinary course of business, consistent with past practice and (a) there has not been nor has there occurred any event, change, or effect that would reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect and (b) each of Seller and each Industrial Wood Subsidiary has not taken any action, omitted any action or entered into any agreement or understanding that, if taken, omitted or entered into during the period from the date of this Agreement until the Closing Date, would constitute a breach of Section 5.2(b).

Section 3.8 Sufficiency of Assets; Title to Assets.

(a) As of the Closing, the Purchased Assets, (x) taking into account the Transaction Documents and all of the assets, services, products, Real Property and Intellectual Property to be provided, acquired, leased or licensed under the Transaction Documents and (y) assuming all Approvals and Industrial Wood Business Permits have been obtained or transferred, shall constitute all of the properties, rights, interests and other tangible and intangible assets required for the conduct of the Industrial Wood Business in all material respects in the manner presently conducted by Seller and the Industrial Wood Subsidiaries.

(b) Seller and the Industrial Wood Subsidiaries have good and valid title to sell, assign and deliver, the Purchased Assets, free and clear of all Liens (other than Permitted Liens). Upon consummation of the transactions contemplated hereby, Purchaser shall acquire good and valid title to (and, in the case of any leased Purchased Assets, valid leasehold interests in) each of the Purchased Assets.

(c) Except as set forth in Section 3.8(c) of the Seller Disclosure Schedules, all tangible assets and properties which are part of the Purchased Assets are in good operating condition and repair, except for ordinary wear and tear, routine maintenance and repairs that are not material in nature or cost, and are usable in the ordinary course of business consistent with past practice. The quantities of each type of Inventory are not excessive, but are reasonable in relation to the present circumstances or the requirements of the Industrial Wood Business.

Section 3.9 Intellectual Property.

(a) Section 3.9(a)(i) of the Seller Disclosure Schedules sets forth a true and complete list of: (i) all registered Patents, Marks, Copyrights, Internet domain names and other registered Intellectual Property together with the jurisdiction in which such item has been registered or filed and the applicable application, registration or serial number and date and the record owner and, if different, the legal owner and beneficial owner of such item; and (ii) all material unregistered Marks; in each case that are included in the Industrial Wood Business Intellectual Property. Except as disclosed in Section 3.9(a)(ii) of the Seller Disclosure Schedules, Seller and the Industrial Wood Subsidiaries own all right, title and interest in and to all Intellectual Property required to be set forth on Section 3.9(a)(i) of the Seller Disclosure Schedules. All Industrial Wood Business Intellectual Property is valid, enforceable and subsisting, and all necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement in connection therewith have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant patent, copyright, trademark, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Industrial Wood Business Intellectual Property in full force and effect. No registration, maintenance, renewal or other filings are required in the 90 days following the date of this Agreement. As of the Closing, the Industrial Wood Business Intellectual Property, taking into account the Transaction Documents and all of the assets, services, products, real property and Intellectual Property to be provided, acquired, leased or licensed under the Transaction Documents, constitutes all of the Intellectual Property required for the Industrial Wood Business and the Exploitation of the Industrial Wood Products in the Territory. All Industrial Wood Business Intellectual Property jointly owned by Seller or any Industrial Wood Subsidiary and a third party (including Parent or its Affiliates) is described in Section 3.9(a)(ii) of the Seller Disclosure Schedules.

(b) Except as set forth on Section 3.9(b) of the Seller Disclosure Schedules: (i) none of the Industrial Wood Business Intellectual Property is subject to any Judgment adversely affecting the use thereof or rights thereto by Seller and the Industrial Wood Subsidiaries; (ii) there is no opposition or cancellation Proceeding pending against Seller and the Industrial Wood Subsidiaries concerning the ownership, validity, enforceability or infringement of any Industrial Wood Business Intellectual Property; (iii) there has been and is no infringement, misappropriation, dilution or other violation, or any written allegation made thereof, of any Industrial Wood Business Intellectual Property by (A) Parent or its Affiliates, or (B) to the Knowledge of Seller, any other third party; (iv) the Industrial Wood Business, the Industrial Wood Products and the Exploitation of any of the foregoing within the Territory as currently performed and as currently proposed to be performed by Seller and the Industrial Wood Subsidiaries has not and does not infringe upon, misappropriate, dilute or otherwise violate any Intellectual Property rights of (x) Parent or its Affiliates, or (y) to the Knowledge of the Seller, any other third party; and (v) neither Seller nor any Industrial Wood Subsidiary has been or is the subject of any pending or, to the Knowledge of Seller, threatened Proceeding which involves a claim or demand of infringement, misappropriation, dilution or violation by any Person against Seller or any of Industrial Wood Subsidiary or challenging the ownership, use, right to Exploit, validity or enforceability of any Industrial Wood Business Intellectual Property, nor has Seller nor any of Industrial Wood Subsidiary received any written notice alleging any of the foregoing. No claim or demand has been made by any third party (including Parent or its Affiliates) that alleges any unfair competition or trade practices by Seller or any of Industrial Wood Subsidiary in connection with the Industrial Wood Business, nor is Seller aware of any basis for any such claim or demand.

(c) Seller and the Industrial Wood Subsidiaries have taken all necessary security measures to protect and enforce the secrecy, confidentiality and value of all Trade Secrets and other confidential information owned by Seller or any Industrial Wood Subsidiary or a third party’s Trade Secrets or confidential information provided to Seller or any Industrial Wood Subsidiary under confidentiality obligations, in each case that are Relating to the Industrial Wood Business. All past and present employees, consultants and contractors of Seller and any Industrial Wood Subsidiary who have had access to Trade Secrets or confidential information owned by Seller or any Industrial Wood Subsidiary or a third party’s Trade Secrets or confidential information provided to Seller or any Industrial Wood Subsidiary under confidentiality obligations, in each case that are Relating to the Industrial Wood Business, have agreed to be bound, in writing, by certain confidentiality obligations and have agreed to hold all such Trade Secrets and confidential information in confidence both during and after their respective employment or engagement, as applicable. No Trade Secrets or other confidential information owned by Seller or any Industrial Wood Subsidiary or a third party’s Trade Secrets or confidential information provided to Seller or any Industrial Wood Subsidiary under confidentiality obligations that are Relating to the Industrial Wood Business have been disclosed or authorized to be disclosed by Seller or any Industrial Wood Subsidiary to any third Persons, including Parent or its Affiliates (other than an employee, consultant or contractor of Seller or any Industrial Wood Subsidiary) other than pursuant to a written non-disclosure or confidentiality agreement. No employee, consultant or independent contractor of Seller or any Industrial Wood Subsidiary is in default or breach of any material term of any non-disclosure or confidentiality agreement, covenant or obligation described in this Section 3.9(c). Seller and the Industrial Wood Subsidiaries have, at all times since December 31, 2013: (i) segregated all Industrial Wood Business Intellectual Property and confidential information relating to customers of the Industrial Wood Business (the “Industrial Wood Business Sensitive Information”) within the facilities and systems of the Industrial Wood Business; and (ii) maintained administrative and technical safeguards to prevent unauthorized access and use of the Industrial Wood Business Sensitive Information by (x) any employees or independent contractors of Seller or its Affiliates primarily engaged in businesses other than the Industrial Wood Business for any purpose, (y) any employees or independent contractors of Seller or its Affiliates primarily engaged in the Industrial Wood Business for any purpose other than in connection with the operation of the Industrial Wood Business by Seller, or (z) any employees or independent contractors of Parent or its Affiliates primarily engaged in the Parent’s industrial wood business.

(d) None of the Industrial Wood Business Intellectual Property was developed by an employee or consultant, contractor or other third Person who has not executed a valid written agreement pursuant to which such employee or consultant, contractor or other third Person assigned to Seller or any Industrial Wood Subsidiary all of their rights and interest to such Industrial Wood Business Intellectual Property and waived their non-assignable rights (including moral rights) in favor of Seller or any Industrial Wood Subsidiary.

(e) Except with respect to inbound licenses of commercial off-the-shelf Software that is part of the information technology systems of Seller or any Industrial Wood Subsidiary and for per-user, copy or seat license fee of no more than $250 or aggregate annual license fees of no more than $25,000, Section 3.9(e) of the Seller Disclosure Schedules sets forth any Assigned Contract which contains: (A) any grant or license by Seller or any Industrial Wood Subsidiary to another Person of any right or access relating to or under the Industrial Wood Business Intellectual Property; or (B) any grant or license by another Person to Seller or any Industrial Wood Subsidiary of any right or access relating to or under any third Person’s Intellectual Property, and, in each case, whether such grant or license is exclusive or non-exclusive. Each of the Contracts set forth on Section 3.9(e) of the Seller Disclosure Schedules is in full force and effect and is the legal, valid and binding obligation of Seller or any Industrial Wood Subsidiary, as applicable, enforceable against Seller or such Industrial Wood Subsidiary in accordance with its terms; Seller is not in default under any such Contract nor, to the Knowledge of Seller, is any other party in default thereunder; and no party to any such Contract has exercised any termination rights with respect thereto.

(f) Except as identified on Section 3.9(f) of the Seller Disclosure Schedules, neither Seller nor any Industrial Wood Subsidiary is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(g) Neither the execution of this Agreement, the consummation of the Transaction, nor the conduct of the Industrial Wood Business will result in: (i) any requirement of Seller or any Industrial Wood Subsidiary to grant to any third party any right to or with respect to any Industrial Wood Business Intellectual Property; or (ii) Seller or any Industrial Wood Subsidiary being obligated to pay any royalties or other fees or consideration with respect to Intellectual Property of any other Person in excess of those payable by Seller or any Industrial Wood Subsidiary in the absence of this Agreement or the Transactions.

(h) Seller and the Industrial Wood Subsidiaries have not suffered any security breaches within the past two years that have resulted in a third party obtaining access to any confidential, personal or proprietary information of Seller, the Industrial Wood Subsidiaries or any of their employees, customers or suppliers, including any Personal Information. Seller and each Industrial Wood Subsidiary have complied with all applicable Contractual and legal requirements pertaining to information privacy and security.

(i) Seller and the Industrial Wood Subsidiaries have complied in all material respects with all applicable Laws relating to the privacy of users of Internet websites Relating to the Industrial Wood Business that are owned, maintained or operated by Seller or any Industrial Wood Subsidiary pursuant to which Seller collects Personal Information (“Seller Sites”).

(j) There has been no unauthorized access to or loss, theft, or misuse of any Personal Information held or controlled by Seller.

Section 3.10 Real Property.

(a) Section 3.10(a) of the Seller Disclosure Schedules sets forth a true and complete list of all Real Property, together with tax parcel identification numbers and legal description for each of the Owned Real Property parcels, including (i) all of the Real Property, including improvements thereon, owned by Seller or the Industrial Wood Subsidiaries and Relating to the Industrial Wood Business (the “Owned Real Property”); and (ii) all of the real property, including improvements thereon, leased by Seller or the Industrial Wood Subsidiaries and Relating to the Industrial Wood Business (the “Leased Real Property”).

(b) Except as disclosed on Section 3.10(a) of the Seller Disclosure Schedules: (i) Seller or the applicable Industrial Wood Subsidiary has good, valid, and marketable fee simple title to all Owned Real Property, free and clear of all Liens, other than Permitted Liens; and (ii) Seller or the applicable Industrial Wood Subsidiary has a good and valid leasehold interest in the Leased Real Property, free and clear of all Liens other than Permitted Liens. Except as disclosed on Section 3.10(a) of the Seller Disclosure Schedules: (1) neither Seller nor the applicable Industrial Wood Subsidiary has leased or otherwise granted to any Person any interests in, or the right to use or occupy any of the Real Property; (2) there are no outstanding options, rights of first offer or rights of first refusal to purchase the Real Property or any portion thereof or interest therein; (3) all leases and other documents in respect to the Real Property are in full force and effect and are the valid and legal obligations of Seller or the applicable Industrial Wood Subsidiary and, to the Knowledge of Seller, the counterparties thereto, except to the extent enforcement may be affected by Laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies; (4) there are no defaults by Seller or the applicable Industrial Wood Subsidiary under any lease or other documents in respect to the Real Property, nor has Seller received any written notice alleging such breach or default, and, to the Knowledge of Seller, no event has occurred which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination or modification of any material term or provision of, or acceleration of rent under, such Lease or other documents in respect to the Real Property; and (5) neither Seller nor any of its Subsidiaries has received within the five-year period prior to the date of this Agreement written notice of any default under any restrictive covenants affecting the Owned Real Property, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default under any such restrictive covenants, in each case except as would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect.

(c) With respect to Owned Real Property, Seller has provided to Purchaser, to the extent Seller has such reasonably available, copies of the deeds and other instruments (as recorded) by which Seller or the applicable Industrial Wood Subsidiary acquired such Real Property. With respect to the Leased Real Property, Seller has provided to Purchaser copies of any leases or subleases affecting such Leased Real Property.

(d) Except as disclosed on Section 3.10(d), with respect to the Owned Real Property there are no Proceedings pending or, to the Knowledge of Seller, threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

(e) To the Knowledge of Seller, public and private utilities servicing the Real Property have adequate capacity to meet the utility requirements for the current use of the Real Property, and where necessary, such capacity has been reserved for the Seller or applicable Industrial Wood Subsidiary.

Section 3.11 Contracts. (a) Section 3.11 of the Seller Disclosure Schedules sets forth a true and complete list of the following Contracts to which Seller or any Industrial Wood Subsidiary is a party Relating to the Industrial Wood Business (collectively, the “Material Contracts”):

(i) Contracts containing a minimum purchase requirement for the Industrial Wood Business to purchase during the 12-month period immediately following, or pursuant to which the Industrial Wood Business has purchased during the 12-month period immediately preceding, October 28, 2016, in the aggregate, a minimum of $1,000,000 of goods and/or services on an annual basis;

(ii) Contracts which would require aggregate payments to Seller or any Industrial Wood Subsidiary for the Industrial Wood Business having a value in excess of $1,000,000, in the aggregate;

(iii) any Contract containing any future capital expenditure obligations of the Industrial Wood Business in excess of $500,000;

(iv) any material joint venture, partnership or other similar agreement involving co-investment between the Industrial Wood Business with a third party;

(v) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(vi) any Contract containing covenants that would restrict or limit in any material respect the ability of the Industrial Wood Business after the Closing to compete in any business or with any Person or in any geographic area;

(vii) any Contract pursuant to which Seller or any Industrial Wood Subsidiary has made or will make loans or advances, or has incurred or will incur debts, or has become a guarantor or surety or pledged its credit on or otherwise become responsible with respect to any undertaking of another;

(viii) any Contract which is an indenture, credit agreement, loan agreement, note, mortgage, security agreement, lease of real property or personal property or agreement for financing;

(ix) any Contract which is an employment or consulting Contract with annual payments in excess of $300,000;

(x) any material Contract which cannot be terminated without material penalty or material payment on less than 90 days’ notice;

(xi) any Government Contract;

(xii) any Contract the principal purpose of which is the indemnification of any Person;

(xiii) any Contract resulting in a material obligation of the Industrial Wood Business which is not made in the ordinary course of business consistent with past practice and which is to be performed at or after the date of this Agreement;

(xiv) any Contract containing a most favored nation or similar price-related provision in favor of any customer or other counterparty; and

(xv) any Contract obligating Seller or any Industrial Wood Subsidiary to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to any party.

(b) (i) Each Material Contract is in full force and effect and is valid, binding and, to the Knowledge of Seller, enforceable against the parties thereto in accordance with its terms, in each case, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law) and (ii) neither Seller (or the applicable Industrial Wood Subsidiary) nor, to the Knowledge of Seller, any other party to a Material Contract is in breach or violation of, or default under, any Material Contract and no event has occurred that with notice or lapse of time or both would (A) constitute a breach or default (whether by lapse of time or notice or both) under any Material Contract; (B) give any Person the right to declare a default or exercise any remedy under any Material Contract; (C) give any Person the right to accelerate the maturity or performance of any Material Contract, or (D) give any Person the right to cancel, terminate or materially modify any Material Contract, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect. Neither Seller nor any Industrial Wood Subsidiary has waived any of their material rights under any Material Contract outside the ordinary course of business. To the Knowledge of Seller, no Material Contract obligates Seller or any Industrial Wood Subsidiary to process, manufacture or deliver products or perform services that are reasonably expected to result in a loss to Seller or any Industrial Wood Subsidiary upon completion of performance. Seller has provided Purchaser with a true, correct and complete copy of each Material Contract (other than customary redactions).

Section 3.12 Compliance with Applicable Laws; Permits. (a) Neither Seller nor any Industrial Wood Subsidiary is in violation of, or has been in violation since December 31, 2013 of, any Law or other requirement or policy imposed by any Governmental Entity applicable to the conduct of the Industrial Wood Business or the Purchased Assets, except for violations that would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect. Neither Seller nor any Industrial Wood Subsidiary has received any written notice to the effect that, or otherwise been advised that, Seller or any Industrial Wood Subsidiary is not in compliance with any such applicable Laws or requirements or policies in the operation of the Industrial Wood Business except as would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect. Neither Seller nor any Industrial Wood Subsidiary, nor any of the employees, partners, principals, agents or assignees of Seller or any Industrial Wood Subsidiary have committed (or taken any action to promote or conceal) any material violation of the Foreign Corrupt Practices Act, 15 U.S.C. sections 78dd-1, -2, or any equivalent foreign Law.

(b) Seller and the Industrial Wood Subsidiaries hold all Permits Relating to the Industrial Wood Business (the “Industrial Wood Business Permits”), other than any such Permits the absence of which would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect. The Industrial Wood Business is in compliance with the terms of the Industrial Wood Business Permits, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect. Section 3.12(b) of the Seller Disclosure Schedules sets forth all of the material Industrial Wood Business Permits.

Section 3.13 Environmental Matters. Any other representation or warranty contained in this Article III notwithstanding, the representations and warranties contained in this Section 3.13 constitute the sole representations and warranties of Seller relating to any Environmental Law, Permit pursuant to Environmental Laws or Hazardous Materials. Except for such matters that would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect or as set forth on Section 3.13 of the Seller Disclosure Schedules, (a) Seller and the Industrial Wood Subsidiaries are in compliance with all applicable Environmental Laws with respect to the Industrial Wood Business and have conducted the Industrial Wood Business for the past three years in compliance with all applicable Environmental Laws, (b) Seller and the Industrial Wood Subsidiaries possess and are in compliance with all Permits pursuant to Environmental Laws required for the operation of the Industrial Wood Business as presently conducted and all such Permits are in full force and effect, (c) to the Knowledge of Seller, none of the properties currently or formerly owned, leased or operated by Seller or any Industrial Wood Subsidiary with respect to the Industrial Wood Business contain any Releases of Hazardous Materials in amounts requiring remediation or exceeding reportable quantities under applicable Environmental Laws, (d) neither Seller nor any Industrial Wood Subsidiary has received any written notices, demand letters or requests for information from any Governmental Entity or other Person that have not heretofore been resolved with such Governmental Entity or other Person, indicating that Seller or any Industrial Wood Subsidiary may be in violation of, or liable under, any Environmental Law with respect to the Industrial Wood Business, (e) there are no Proceedings pending or, to the Knowledge of Seller, threatened against Seller or any Industrial Wood Subsidiary relating to or alleging a violation of, or liability under, Environmental Laws with respect to the Industrial Wood Business, (f) to the Knowledge of Seller, no Hazardous Material has been Released or transported in material violation of any applicable Environmental Law from any properties owned or operated, or formerly owned or operated, by Seller or any Industrial Wood Subsidiary with respect to the Industrial Wood Business, (g) no remediation or investigation by Seller or, to the Knowledge of Seller, by any other Person, of Hazardous Materials in soil or groundwater is occurring at any property owned or operated, or formerly owned or operated, by Seller or any Industrial Wood Subsidiary with respect to the Industrial Wood Business, (h) Seller and the Industrial Wood Subsidiaries are not subject to any Judgments with unresolved Liabilities arising under any Environmental Law or relating to a violation or alleged violation of any Environmental Law by Seller or any Industrial Wood Subsidiary with respect to the Industrial Wood Business.

Section 3.14 Taxes.

(a) Except as would not adversely affect Purchaser in any material respect after the Closing Date (i) all material Tax Returns required to be filed by Seller with respect to the Purchased Assets, the Assumed Liabilities or the Industrial Wood Business have been timely filed (taking into account extensions) and all such Tax Returns are correct and complete; (ii) all material Taxes owed by Seller with respect to the Purchased Assets, the Assumed Liabilities or the Industrial Wood Business have been timely paid; (iii) all material Taxes required to be withheld or collected by Seller with respect to the Purchased Assets, the Assumed Liabilities or the Industrial Wood Business for amounts paid to any employee, creditor, shareholder or independent contractor, have been withheld or collected and timely paid over to the proper Taxing Authority, in accordance with applicable Law; and (iv) there are no Liens for Taxes upon any of the Purchased Assets other than Permitted Liens. Seller has complied with all material documentation requirements relating to transactions in which Seller has either claimed an exemption from payment of sales or use Tax or has not collected sales Tax from another Person in reliance on an exemption from such Tax, in each case, with respect to the Purchased Assets, the Assumed Liabilities or the Industrial Wood Business, including retention of sale for resale certificates and similar exemption certificates provided by any such Person.

(b) Seller has not executed or entered into any agreement with, or obtained any consents, clearances or rulings from, any Taxing Authority that would be binding on Purchaser for any Post-Closing Period.

(c) Each Industrial Wood Subsidiary transferring “Taxable Canadian Property,” within the meaning of the Income Tax Act (Canada), pursuant to this Agreement is not a non-resident of Canada for purposes of the Income Tax Act (Canada). Seller does not own any of the Purchased Assets constituting “Taxable Canadian Property”. Canadian Subsidiary does not own any United States real property interests within the meaning of Section 897 of the Code.

(d) Each Industrial Wood Subsidiary transferring Purchased Assets situated in Canada (and Seller, if Seller is transferring any such assets) is duly registered under the ETA.

Section 3.15 Employees and Employee Benefit Plans.

(a) Each material Seller Benefit Plan in effect as of the date of this Agreement is set forth on Section 3.15(a)(i) of the Seller Disclosure Schedules, and Seller has made available to Purchaser correct and complete copies of (i) each such Seller Benefit Plan, (ii) if applicable, the most recent actuarial report and financial statement for any such Seller Benefit Plan, and (iii) the most recently received IRS determination or opinion letter for each such Seller Benefit Plan for which a determination or opinion letter may be sought.

(b) Each Seller Benefit Plan (and each related trust, insurance contract or fund) has been maintained, funded and administered in all material respects in accordance with its governing instruments and all applicable laws including ERISA and the Code. Each Seller Benefit Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is so qualified and has either received and is entitled to rely upon a favorable determination letter or opinion letter from the IRS with respect to such Seller Benefit Plan as to its qualified status under the Code, and, to the Knowledge of the Seller, nothing has occurred that could reasonably be expected to adversely affect such determination or opinion.

(c) With respect to each Seller Benefit Plan, none of the following have occurred which may give rise to any Liability, following the Closing, of Purchaser: (i) a non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred; (ii) actions, suits or claims pending, or, to the Knowledge of Seller, threatened or anticipated (other than routine claims for benefits); and (iii) breach of fiduciary duty (including violations under Part 4 of Title I of ERISA).

(d) Except as set forth in Section 3.15(d) of the Seller Disclosure Schedules, no Industrial Wood Employee employed in the United States participates in any Seller Benefit Plan that is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(e) Except as could not reasonably be expected to result in Liability, following the Closing, of Purchaser, with respect to each Seller Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, during the six year period preceding the date of this Agreement: (i) the Seller and its ERISA Affiliates have met the rules of the Code and ERISA regarding minimum required contributions (including any installment payment thereof) as set forth in Section 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA and no waiver of the minimum funding standards under Section 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA has been applied for or obtained; (ii) the Pension Benefit Guaranty Corporation (“PBGC”) has not instituted proceedings or, to the Knowledge of Seller, threatened to institute proceedings to terminate any such Seller Benefit Plan; (iii) to the Knowledge of Seller, no other event or condition has occurred that could reasonably be expected to constitute grounds under ERISA Section 4042 for the termination of, or the appointment of a trustee to administer, any such Seller Benefit Plan; and (iv) none of the Seller or its ERISA Affiliates have incurred, nor, to the Knowledge of Seller, are they reasonably expected to incur, any Liability to the PBGC with respect to any transaction described in ERISA Section 4069.

(f) Except as set forth in Section 3.15(f) of the Seller Disclosure Schedules, the execution and delivery by Seller of this Agreement and the other Transaction Documents, and the consummation of the Transaction and the transactions contemplated hereby and thereby, will not result in any payment (whether of severance pay, bonus or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, or increase in benefits with respect to any Industrial Wood Employee. Seller is not obligated to make, or will as a result of any event connected directly or indirectly with any transaction contemplated herein become obligated to make, any “excess parachute payment” as defined in Section 280G of the Code (without regard to Section 280G(b)(4) thereof) with respect to an Industrial Wood Employee.

(g) During the two-year period immediately prior to the date of this Agreement, there have been no material strikes or lockouts affecting employees of the Industrial Wood Business, except for strikes or lockouts the existence of which would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect. Section 3.15(g) of the Seller Disclosure Schedules contains a complete list of all collective bargaining agreements binding employees of the Industrial

Wood Business to which Seller or any Industrial Wood Subsidiary is a party including the dates of expiration. There is no unfair labor practice complaint currently pending or, to the Knowledge of Seller, threatened against Seller or any Industrial Wood Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Entity.

(h) Section 3.15(h)(i) of the Seller Disclosure Schedules contains the following complete and correct information for (1) all Industrial Wood Employees as of the date hereof, and (2) all independent contractors (including consultants) of and other non-employee service providers to Seller and each Industrial Wood Subsidiary who, as of the date hereof, provide services in connection with or in support of the Industrial Wood Business’s operations in the ordinary course consistent with past practice: (i) their respective titles as of the date hereof, (ii) current base salary or current hourly wage, (iii) 2016 compensation paid, (iv) the most recent bonus paid (if any), (v) the date and amount of the most recent salary increase, (vi) the date of hire and date of assignment to the Industrial Wood Business, (vii) employment status (i.e., active or on leave or disability; full-time or part-time), (viii) exempt or non-exempt designation, (ix) location of employment, (x) incentive compensation, (xi) amount of accrued vacation time and sick leave or other paid time off, (xii) any immigration requirements, such as visas required for employment and (xiii) current non-cash compensation (e.g., use of cars, property), as applicable. Except as set forth on Section 3.15(k)(ii) of the Seller Disclosure Schedules, (i) the employment or engagement of each Industrial Wood Employee and each director, officer, agent, and professional adviser of Seller and each Industrial Wood Subsidiary is at will and may be terminated without notice, cost or Liability to Seller or any Industrial Wood Subsidiary, except for amounts earned prior to the time of termination, (ii) Seller and each Industrial Wood Subsidiary has paid in full to all of its Industrial Wood Employees all wages, salaries, commissions, bonuses and other compensation due to such employees as of the date hereof in accordance with Seller or the applicable Industrial Wood Subsidiary’s standard payroll practices and the terms of any applicable Seller Benefit Plan, including pro-rata bonuses or incentives earned under any Seller Benefit Plan, (iii) as of the date hereof, except as set forth on Section 3.15(k)(iii) of the Seller Disclosure Schedules, to the Knowledge of Seller, no salaried Industrial Wood Employee has notified Seller or any Industrial Wood Subsidiary of such Industrial Wood Employee’s intention to terminate his, her or their employment or relationship with Seller or such Industrial Wood Subsidiary within the next 180 days of the date of this Agreement, and (iv) to the Knowledge of Seller, there are no agreements between any Industrial Wood Employee and any other Person that would restrict, in any manner, such Industrial Wood Employee’s ability to perform services for Seller, any Industrial Wood Subsidiary or Purchaser or the right of any of them to compete with any Person or the right of any of them to sell to or purchase from any other Person.

(i) Except as set forth in Section 3.15(l) of the Seller Disclosure Schedules, Seller and the Industrial Wood Subsidiaries are, and at all times since January 1, 2014 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, and wages and hours. Seller and the Industrial Wood Subsidiaries are and at all times since January 1, 2014 have been, in compliance with their obligations and have not incurred any liability under the Worker Adjustment and Retraining Notification Act or any similar foreign, state or local Law, and all other notification and bargaining obligations arising under any applicable agreement, statute, or otherwise.

(j) No Proceeding, dispute, grievance or controversy between Seller or any Industrial Wood Subsidiary, on the one hand, and any current or former Industrial Wood Employees, independent contractors or non-employee service providers, on the other hand, has occurred since January 1, 2014, or is currently pending or, to the Knowledge of Seller, threatened before any Governmental Entity. In addition, no Proceeding against Seller or any Industrial Wood Subsidiary related to the Industrial Wood Employees, independent contractors or non-employee service providers, including under any worker’s compensation policy or long-term disability policy (or comparable policies in the case of non-U.S. Persons), has occurred since January 1, 2014, is currently pending or, to the Knowledge of Seller, threatened.

(k) In the 90 days prior to the date hereof, neither Seller nor any Industrial Wood Subsidiary has implemented any plant closing or layoff of employees that would reasonably be expected to require notification under the Worker Adjustment and Retraining Notification Act or any similar state, local or foreign Law.

Section 3.16 Intercompany Arrangements. Except for the Transaction Documents and the Contracts expressly contemplated thereby, Section 3.16 of the Seller Disclosure Schedules lists all Contracts between or among the Seller and/or its Affiliates with respect to the conduct of the Industrial Wood Business or by which the Purchased Assets are bound.

Section 3.17 Export Laws. Except as disclosed in Section 3.17(i) of the Seller Disclosure Schedules, Seller and the Industrial Wood Subsidiaries have conducted the Industrial Wood Business in all material respects in accordance with applicable provisions of (i) all U.S. import and export Laws (including those Laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and (ii) all comparable applicable export and import Laws outside the United States for each country where Seller, any Industrial Wood Subsidiary or their agents and representatives conducts the Industrial Wood Business (collectively, “Export Laws”). Seller and the Industrial Wood Subsidiaries do not and have not engaged in any activities in the conduct of the Industrial Wood Business subject to the International Traffic in Arms Regulations maintained by the Department of State. Without limiting the foregoing, except as disclosed in Section 3.17(ii) of the Seller Disclosure Schedules:

(a) Seller and the Industrial Wood Subsidiaries have obtained all export and import licenses, registrations and other approvals (collectively “Export Approvals”) Relating to the Industrial Wood Business’s exports or imports of products, software and technology from or to the United States or any other country and re-exports of products, software and technology subject to Export Laws;

(b) Seller and the Industrial Wood Subsidiaries are in compliance in all material respects with the terms of such applicable Export Approvals;

(c) Neither Seller nor any Industrial Wood Subsidiary has received any formal or informal written communication from any Governmental Entity or any other Person alleging that it is not or may not be in compliance with, or has, or may have any, liability under any Export Laws or Export Approvals in connection with the Industrial Wood Business;

(d) there are no pending or, to the Knowledge of Seller, threatened claims against, or audits or investigations of, Seller or any Industrial Wood Subsidiary with respect to compliance with Export Laws or Export Approvals;

(e) to the Knowledge of Seller, there are no actions, conditions or circumstances pertaining to Seller or any Industrial Wood Subsidiary’s export or import transactions that would reasonably be expected to give rise to any material future claims;

(f) no approval is required under any Export Law for the transfer of any Export Approvals from Seller or any Industrial Wood Subsidiary to Purchaser, other than Export Approvals that can be obtained expeditiously without material cost;

(g) Section 3.17(ii)(g) of the Seller Disclosure Schedules sets forth, for each Industrial Wood Product the true, complete and accurate listing of the applicable export control classification number under the Commerce Control List (codified at 15 CFR Part 774), indicating the basis for each such classification; and

(h) Seller and the Industrial Wood Subsidiaries have established, implemented, and maintained internal controls and procedures intended to ensure compliance with all applicable Export Laws and Export Approvals.

Section 3.18 Customers and Suppliers. (a) Section 3.18(a) of the Seller Disclosure Schedules identifies the revenues received from the top twenty customers of the Industrial Wood Business in the fiscal year ended October 28, 2016 (the “Key Customers”). As of the date of this Agreement, none of the Key Customers has cancelled or otherwise terminated, or, to the Knowledge of Seller, threatened in writing to cancel or otherwise terminate its relationship with Seller or any of the Industrial Wood Subsidiaries with respect to the Industrial Wood Business. As of the date of this Agreement, neither Seller nor any of the Industrial Wood Subsidiaries has received written notice from any such Key Customer, nor does Seller have Knowledge, that such Key Customer intends to cancel or otherwise materially and adversely modify its relationship (including by seeking to renegotiate contractual terms) with Seller or any of the Industrial Wood Subsidiaries with respect to the Industrial Wood Business.

(b) Section 3.18(b)(i) of the Seller Disclosure Schedules sets forth a list of the Industrial Wood Business’s top five (5) suppliers of goods or services in terms of aggregate purchases by Seller and any Industrial Wood Subsidiary for the fiscal years ended October 28, 2016 (the “Key Suppliers”). As of the date of this Agreement, none of the Key Suppliers has cancelled or otherwise terminated, or, to the Knowledge of the Sellers, threatened in writing to cancel or otherwise terminate its relationship with Seller or any of the Industrial Wood Subsidiaries with respect to the Industrial Wood Business. Except as set forth on Section 3.18(b)(ii) of the Seller Disclosure Schedules, no supplier of the Industrial Wood Business is a sole source of supply of any material good or material service to Seller or any Industrial Wood Subsidiary with respect to the Industrial Wood Business.

Section 3.19 Products. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect, except as specifically reflected, reserved against in accordance with GAAP or otherwise disclosed on the balance sheet of Industrial Wood Financial Statements, with respect to the Industrial Wood Business (a) neither Seller nor any of the Industrial Wood Subsidiaries has received in the last three years any written notice of any material suit, action, claim, proceeding or investigation by or before any Governmental Entity relating to any product that is or has been developed, manufactured, marketed, sold or distributed by Seller or any of the Industrial Wood Subsidiaries (each, a “Product”), including the packaging and advertising related thereto, or any services provided by Seller or any of the Industrial Wood Subsidiaries, nor is there any suit, action, claim, proceeding or investigation involving a Product pending or, to the Knowledge of Seller, threatened by any Person, (b) there has not been, nor is there under consideration by Seller or any the Industrial Wood Subsidiaries, any recall or post-sale warning of a material nature concerning any Product, (c) there are no pending or, to the Knowledge of the Seller, threatened claims with respect to any warranty, and (d) there are no pending or, to the Knowledge of the Seller, threatened product liability claims with respect to any Product.

Section 3.20 Insurance. Seller has provided to Purchaser copies of each insurance policy maintained by, on behalf of, for the benefit of or at the expense of Seller and the Industrial Wood Subsidiaries with respect to the Industrial Wood Business and a description of any claims made thereunder. All such insurance policies are in full force and effect, and Seller is not and has never been in default with respect to its obligations under any such insurance policies. Seller has no Knowledge of any threatened termination of, or material premium increase with respect to, any such policies.

Section 3.21 Brokers. Other than J.P. Morgan Securities LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon agreements or arrangements made by or on behalf of Seller.

Section 3.22 No Other Representations or Warranties. Except as expressly set forth in this Agreement or in any Transaction Document, neither Seller nor any of Seller’s Affiliates or Representatives have made, nor are any of them making any representation or warranty, express or implied, in respect of the Purchased Assets, the Assumed Liabilities or the Industrial Wood Business, nor are any of them making any representation or warranty regarding the accuracy or completeness of any information provided to Purchaser or its Affiliates or Representatives in connection with the negotiation of this Agreement, the Transaction or the other transactions contemplated by this Agreement, and any such other representations or warranties are hereby expressly disclaimed. Should the Closing occur, Purchaser shall acquire the Purchased Assets, Assumed Liabilities and Industrial Wood Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement or any Transaction

Document. Notwithstanding anything to the contrary, nothing contained in this Section 3.22 or elsewhere in this Agreement shall limit any right or remedy of Purchaser or any other Indemnified Party with respect to any fraud committed by any Person (regardless of whether such fraud relates to an express representation in this Agreement or any Transaction Document).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Purchaser Disclosure Schedules shall be deemed to have been disclosed in any other section in the Purchaser Disclosure Schedules to the extent that the applicability of such disclosure is reasonably apparent on the face of such disclosure), Purchaser hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

Section 4.1 Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all necessary organizational power and authority to carry on its business as presently conducted. Purchaser is qualified or registered to do business and in good standing in each jurisdiction where the nature of its activities makes such qualification or registration necessary, except where the failure to be so qualified, registered or in good standing would not reasonably be expected to impair or materially delay the ability of Purchaser to (a) perform its obligations under this Agreement or (b) consummate the Transaction and the other transactions contemplated by this Agreement (each of clause (a) and clause (b), a “Purchaser Material Adverse Effect”).

Section 4.2 Authority; Execution and Delivery; Enforceability. Purchaser has all necessary power and authority to execute this Agreement and each Transaction Document to which it is or will be a party and to consummate the Transaction and the other transactions contemplated by this Agreement and the Transaction Documents. The execution, delivery and performance by Purchaser of this Agreement and the Transaction Documents and the consummation by Purchaser of the Transaction and the other transactions contemplated by this Agreement and the Transaction Documents have been duly authorized by all necessary corporate or other action of Purchaser. Purchaser has duly executed and delivered this Agreement, and upon execution and delivery of the Transaction Documents, and assuming due authorization, execution and delivery by Seller and the other parties thereto, this Agreement and the Transaction Documents to which Purchaser is a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

Section 4.3 No Conflicts; Consents. The execution, delivery and performance by Purchaser of this Agreement and all applicable Transaction Documents does not, and the consummation of the Transaction and the other transactions contemplated by this Agreement and all applicable Transaction Documents and compliance by Purchaser with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any provision of (a) the certificate of incorporation, bylaws or equivalent governing documents of Purchaser or (b) any Judgment or Law applicable to Purchaser or its Subsidiaries, or the properties or assets of Purchaser or its Subsidiaries, except, in each case, for any such items that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No Approval of any Governmental Entity is required to be obtained or made by or with respect to Purchaser or its Subsidiaries in connection with the execution, delivery and performance of this Agreement, any Transaction Document or the consummation of the Transaction and the other transactions contemplated by this Agreement and the Transaction Documents, other than in respect of any Antitrust Laws set forth on Section 4.3 of the Purchaser Disclosure Schedules.

Section 4.4 Financing.

(a) Purchaser has delivered to the Seller and Parent a true, complete and correct copy of the fully executed debt commitment letter, together with any related fee letters (in the case of the fee letters, redacted in a customary manner), dated as of the date of this Agreement, by and among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Affiliates of Purchaser providing for debt financing as described therein (together, including all exhibits, schedules and annexes, the “Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, Deutsche Bank AG New York Branch has agreed to lend the amounts set forth therein, for the purpose of, among other things, paying the Purchase Price.

(b) As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the valid, binding and enforceable obligation of Purchaser’s Affiliates and, to the Knowledge of Purchaser, the other parties thereto, enforceable in accordance with its terms, in each case, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law). There are no conditions precedent related to the funding of the full amount of the Financing contemplated by the Commitment Letter, other than the conditions precedent set forth the Commitment Letter (such conditions precedent, the “Financing Conditions”).

(c) As of the date of this Agreement, the Commitment Letter has not been amended or modified in any manner, and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by Purchaser’s Affiliates or, to the Knowledge of Purchaser, any other party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by Purchaser’s Affiliates or, to the Knowledge of Purchaser, any other party thereto, other than mandatory reductions expressly contemplated thereby.

(d) As of the date of this Agreement, assuming the accuracy of the representations and warranties of Seller made to Purchaser such that the condition set forth in Section 7.2(a) is satisfied, and assuming Seller’s compliance with its obligations under this Agreement such that the condition set forth in Section 7.2(b) is satisfied, Purchaser has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the Financing contemplated by the Commitment Letter will not be available to Purchaser and its Affiliates on the Closing Date.

(e) As of the date of this Agreement, Purchaser’s Affiliates are not in default or breach under the terms and conditions of the Commitment Letter.

(f) As of the date of this Agreement, there are no side letters, understandings or other agreements or arrangements relating to funding of the full amount of the Financing to which Purchaser or any of its Affiliates is a party that would be reasonably likely to affect the Financing contemplated by the Commitment Letter in any respect, other than those set forth in the Commitment Letter.

(g) Purchaser or an Affiliate thereof on its behalf has fully paid any and all commitment or other fees and amounts required by the Commitment Letter to be paid on or prior to the date of this Agreement.

(h) Purchaser will have available to it at the Closing, funds sufficient to enable Purchaser to perform its obligations hereunder, including delivering the Closing Purchase Price and the Purchase Price to Seller, as and when contemplated by this Agreement and to pay or otherwise perform the obligations of Purchaser under the other Transaction Documents. As of the date of this Agreement, Purchaser has no reason to believe that the representation contained in the immediately preceding sentence will not be true at and as of the Closing Date. In no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letter) by or to Purchaser or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Purchaser hereunder.

(i) After giving effect to the transactions contemplated hereby, Purchaser and its Affiliates will be Solvent as of the Closing and immediately after the consummation of the transactions contemplated hereby.

Section 4.5 Proceedings. There are no Proceedings or claims pending or, to the Knowledge of Purchaser, threatened against or involving Purchaser or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.6 Investigation; Reliance. Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the Transaction and the other transactions contemplated by this Agreement, and has evaluated such documents and information as it has deemed necessary in connection with the execution, delivery and performance of this Agreement. Purchaser confirms that Seller has made available to Purchaser and its Affiliates and Representatives the opportunity to ask questions of the officers and management of Seller and the Industrial Wood Business, as well as access to the documents, information, records or material made available to Purchaser or its Affiliates or Representatives in any “data rooms,” management presentations or in any other form of or with respect to the Purchased Assets, the Assumed Liabilities and the Industrial Wood Business (the “Diligence Materials”) and to acquire additional information about the business and condition (financial or otherwise) of the Industrial Wood Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Purchased Assets, the Assumed Liabilities and the Industrial Wood Business. Neither Purchaser nor any of its Affiliates or Representatives are relying on any representation or warranty of Seller or any of Seller’s Affiliates or Representatives, including the accuracy or completeness of any such other representations and warranties or any omissions relating thereto, whether express or implied, other than the representations and warranties set forth in this Agreement or any Transaction Document. With respect to any projection or forecast delivered by or on behalf of Seller to Purchaser, Purchaser acknowledges that (i) there are uncertainties inherent in attempting to make such projections and forecasts, (ii) the accuracy and correctness of such projections and forecasts may be affected by information that may become available through discovery or otherwise after the date of such projections and forecasts, (iii) such projections and forecasts have not been independently verified, reflect various assumptions and may not prove to be correct, and (iv) Purchaser is familiar with each of the foregoing. Notwithstanding anything to the contrary, nothing contained in this Section 4.6 or elsewhere in this Agreement shall limit any right or remedy of Purchaser or any other Indemnified Party with respect to fraud committed by any Person (regardless of whether such fraud relates to an express representation in this Agreement or any Transaction Document).

ARTICLE V

COVENANTS

Section 5.1 Efforts. (a) From and after the date of this Agreement, Parent, Purchaser and Seller shall use their respective reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary, proper or advisable under any applicable Law to consummate and make effective the Transaction and the other transactions contemplated by this Agreement as promptly as practicable, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transaction and the other transactions contemplated by this Agreement, (ii) using reasonable best efforts to obtain (and cooperating with each other in obtaining) any Approval of any third party, including any Governmental Entity (which actions shall include furnishing all information required in connection with Approvals under Antitrust Laws) required to be obtained or made by Parent, Purchaser or Seller in connection with the Transaction or the other transactions contemplated by this Agreement, (iii) taking all actions reasonably necessary to demonstrate to the FTC and the Commissioner of Competition that Purchaser is an acceptable purchaser of the Purchased Assets, (iv) obtaining FTC and the Commissioner of Competition approval of Purchaser as an acceptable purchaser of Purchased Assets and causing the FTC Order to become final without any adverse modifications and causing Canadian Consent Agreement to be executed as among Seller, Parent and the Commissioner of Competition, and (v) the execution and delivery of any reasonable additional instruments necessary to consummate the Transaction and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. No party shall participate in any meeting or substantive communication with the FTC or the Commissioner of Competition in connection with this Agreement and the

Transaction (excluding telephone calls or other communications initiated by the FTC or Commissioner of Competition which a party may answer without providing the other party an opportunity to participate) unless it consults with the other party in advance and, to the extent the FTC or Commissioner of Competition, as applicable, does not request otherwise, gives the other party the opportunity to attend and participate therein or thereat solely through outside legal counsel; provided, however, that (A) Purchaser shall have the right to pre-approve any individual attorney of Seller or Parent with respect to attending any meetings regarding Purchaser’s business plan or other confidential, proprietary or sensitive business information, and has pre-approved the attorneys set forth on Section 5.1 of the Seller Disclosure Schedules for the purposes set forth therein; (B) no such attorney shall be permitted, directly or indirectly, to document any information from such meeting or to disclose the details of such information or contents of such meeting to anyone, including to Parent or Seller; (C) notwithstanding the foregoing, such attorney may disclose information with respect to the meeting to the extent such information would evidence a breach of this Agreement or the Transaction Documents or be inconsistent with the terms of this Agreement or the Transaction Documents; and (D) the law firm employing any such attorneys of Seller or Parent approved by Purchaser to attend any meetings in accordance with this sentence shall provide written assurances to Purchaser agreeing to the foregoing restrictions on disclosure placed on such attorney. Parent and Seller shall use reasonable best efforts to take all actions necessary to consummate the Merger. Additionally, each of Parent, Purchaser and Seller shall use their respective reasonable best efforts to fulfill all conditions precedent to this Agreement (including those set forth in Section 7.1). To the extent that transfers of any Permits are required as a result of the execution of this Agreement or the consummation of the Transaction or the other transactions contemplated by this Agreement, the parties to this Agreement shall use their respective reasonable best efforts to effect such transfers. From and after the date of this Agreement, Parent, Purchaser and Seller shall not take any actions, or omit to take any actions, that would reasonably be expected to cause or result in any of the conditions set forth in Article VII not to be satisfied in accordance with the terms and subject to the conditions set forth therein.

(b) Parent, Purchaser and Seller shall each keep the other apprised of the status of matters relating to the completion of the Transaction and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required Regulatory Approvals. Parent, Purchaser and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.1 as “outside counsel/corporate in-house counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel and corporate in-house counsel of the recipient and will not be disclosed by such outside counsel and corporate in-house counsel to employees (other than corporate in-house counsel), officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent, Purchaser or Seller, as the case may be) or its legal counsel; provided, however, that materials provided pursuant to this Section 5.1(b) may be redacted (i) to remove references concerning the valuation of or future plans for the Industrial Wood Business, (ii) as necessary to comply with contractual obligations, and (iii) as necessary to address reasonable privilege concerns.

(c) Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other third party whose Approval is sought in connection with the Transaction and the other transactions contemplated by this Agreement. Subject to any obligations of Seller to reimburse Purchaser pursuant to Section 8.4, whether or not the Transaction is consummated, Purchaser and Seller shall each be responsible for fifty percent (50%) of all fees and payments (including filing fees and legal and professional fees) to any third party or any Governmental Entity solely to obtain any Approvals pursuant to this Section 5.1, other than the fees of and payments to the parties’ legal and professional advisors. For the avoidance of doubt, Purchaser shall not be responsible for any fees and payments to any third party or any Governmental Entity to obtain any Approvals for the Merger.

(d) Any provision in this Agreement notwithstanding, neither Seller, Purchaser nor any of their respective Affiliates shall be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person to obtain any Approval. Subject to any obligations of Seller to reimburse Purchaser pursuant to Section 8.4, neither Seller, Purchaser nor any of their respective Affiliates shall have any Liability whatsoever to the other party arising out of or relating to the failure to obtain any Approvals that may be required in connection with the Transaction and the other transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof. Subject to any obligations of Seller to reimburse Purchaser pursuant to Section 8.4, the parties acknowledge that no representation, warranty or covenant of either party contained herein shall be breached or deemed breached solely as a result of (i) the failure to obtain any Approval, (ii) any such termination of a Contract, or (iii) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Approval or any such termination.

(e) Seller shall, and shall cause the Industrial Wood Subsidiaries to, use their respective commercially reasonable efforts to give all notices, make all filings and obtain all consents set forth on Section 5.1(e) of the Seller Disclosure Schedules prior to the Closing.

(f) Seller shall use commercially reasonable efforts to obtain the written consent of the landlord under the lease agreement, if required, for the Leased Real Property for the Industrial Wood Facilities and any estoppels requested by Purchaser with respect to any lease of Leased Real Property.

(g) For each Owned Real Property located in the United States, Seller shall use commercially reasonable efforts to satisfy by Closing all of the Title Company’s requirements of Seller as set forth in the Existing Title Commitments so as to ensure that a Title Company is committed to issue (at no more than the Title Company’s standard rates), to Purchaser at Closing, an ALTA Extended Coverage Owner’s Policy of Title Insurance insuring Purchaser or its designee in the amount of the Purchase Price reasonably allocated to such Owned Real Property that the fee interest in the Owned Real Property is vested in Purchaser or its designee, subject only to Permitted Liens and any other title matters approved, deemed approved or caused by Purchaser (each such policy, an “Owner’s Policy”). The cost of the base premium and costs of all endorsements for each such Owner’s Policy shall be paid by Purchaser.

Section 5.2 Covenants Relating to Conduct of the Industrial Wood Business. (a) Except as set forth in Section 5.2 of the Seller Disclosure Schedules or as required by applicable Law or as otherwise contemplated by the terms of this Agreement (including Section 5.13), from the date of this Agreement until the Closing, and except as Purchaser may otherwise consent to (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall (and shall cause its Subsidiaries to) conduct the Industrial Wood Business in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable efforts to maintain and preserve intact, in all material respects, the Industrial Wood Business’ organization, assets, key employees, present lines of business, rights, franchises, permits and business relationships with customers (generally) and suppliers; provided, however, that no action by Seller or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 5.2 shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of such other provision.

(b) Except as set forth in Section 5.2 of the Seller Disclosure Schedules or as required by applicable Law or as otherwise contemplated by the terms of this Agreement (including Section 5.13), and solely with respect to the Industrial Wood Business, Seller shall not, and shall cause its Subsidiaries not to, do any of the following without the prior consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i) except (A) as may be required by applicable Law (including to avoid the imposition of any penalty taxes under Section 409A of the Code), (B) as may be required under any Seller Benefit Plan or contemplated pursuant to Section 5.6, (C) in connection with any changes to benefits that apply in the ordinary course of business consistent with past practice uniformly to Industrial Wood Employees and other similarly situated employees of Seller or its Affiliates, or (D) for any grant for which Seller or its Affiliates shall be solely obligated to pay, grant to any Industrial Wood Employee or Inactive Industrial Wood Employee any material increase in compensation or benefits;

(ii) except (A) as may be required by applicable Law (including to avoid the imposition of any penalty taxes under Section 409A of the Code), (B) as contemplated pursuant to Section 5.6, or (C) in connection with any changes to benefits in the ordinary course of business consistent with past practice that apply uniformly to Industrial Wood Employees and other similarly situated employees of Seller or its Affiliates, enter into or materially amend or supplement any employment, severance, termination or similar type of Contract or Seller Benefit Plan;

(iii) hire any new employee or terminate any Industrial Wood Employee or Inactive Industrial Wood Employee other than in the ordinary course of business consistent with past practice, or make or commit to make any severance payments to any Industrial Wood Employee or Delayed Transfer Industrial Wood Employee, except payments made pursuant to written agreements outstanding as of the date hereof;

(iv) except for transactions in the ordinary course of business consistent with past practice, not (A) incur any indebtedness, (B) make any material acquisition of any assets or businesses in excess of $500,000, other than acquisitions of businesses or assets already contracted by Seller and its Affiliates and Subsidiaries pursuant to a Material Contract, (C) sell, assign, transfer, pledge, dispose of or encumber any Purchased Asset or other material assets or businesses other than sales or dispositions of businesses or assets already contracted by Seller and its Affiliates and Subsidiaries pursuant to a Material Contract, or (D) enter into any binding Contract with respect to any of the foregoing;

(v) (A) sell, license or otherwise distribute any Industrial Wood Business Intellectual Property to any Person (or enter into any Contract for the sale or license of any Industrial Wood Business Intellectual Property with any Person), other than non-exclusive licenses granted to customers or end users pursuant to Seller’s or its Subsidiaries’ standard forms of agreements pursuant to which Seller or its Subsidiaries license, distribute, make available or sell any Industrial Wood Product to customers or end users (copies of which have been made available to Purchaser) entered into in the ordinary course of the business consistent with past practice, (B) purchase or license any Intellectual Property from any Person (or enter into any Contract for the purchase or license of Intellectual Property with any Person) in relation to the Industrial Wood Business other than in the ordinary course of the business consistent with past practice, or (C) enter into a Contract with respect to the development of any Intellectual Property or products with a third party in relation to the Industrial Wood Business, or (D) change the pricing or royalties set or charged by Seller or any of its Subsidiaries to its customers, end users or other licensees or pricing or royalties set or charged by Persons who have licensed Intellectual Property to Seller or any of its Subsidiaries, where such pricing or royalties are Relating to the Industrial Wood Business (other than changes in pricing or royalties made in the ordinary course of business consistent with past practice);

(vi) fail to maintain any material Industrial Wood Business Intellectual Property required to be set forth on Section 3.9(a)(i) of the Seller Disclosure Schedules or the confidentiality of any Trade Secret of Seller or any of its Subsidiaries;

(vii) enter into any Contract (other than renewals in the ordinary course of business consistent with past practice) in relation to the Industrial Wood Business for the purchase of real property or lease (as lessee) of real property;

(viii) initiate any Proceeding other than in the ordinary course of business consistent with past practice;

(ix) compromise or settle any Proceeding other than in the ordinary course of business consistent with past practice involving solely money damages;

(x) enter into, amend, cancel, terminate, or waive any rights under, any Material Contract or any Contract which would have been a Material Contract if entered into prior to the date of this Agreement, except for any such amendments, cancellations, terminations or waivers made in the ordinary course of business consistent with past practice;

(xi) make any material change in any method of financial accounting or financial accounting practice or policy applicable to the Industrial Wood Business, other than such changes as are required by GAAP or applicable Law;

(xii) amend, cancel or terminate any Industrial Wood Business Permit, except in the ordinary course of business or as required by applicable Law;

(xiii) other than in the ordinary course of the business consistent with past practice, accelerate or delay the payment of, or agree to any material change in the payment terms of, any accounts payable or accounts receivable or notes payable (other than in connection with a good faith dispute), or do anything that would have the effect of causing the working capital position of the Industrial Wood Business to be materially different than historical levels and trends;

(xiv) except in the ordinary course of business consistent with past practice, (A) make, change or rescind any election relating to Taxes, (B) settle or compromise any material claim, audit or controversy relating to Taxes, or consent to any extension or waiver of the statute of limitations thereof, (C) change any annual Tax accounting period, (D) adopt or change any method of Tax accounting, (E) obtain any Tax ruling or enter into any closing agreement, (F) cause any of the Purchased Assets to be encumbered by a Lien for Taxes (other than Permitted Liens), in each of clauses (A) – (F), to the extent related to the Purchased Assets; or

(xv) authorize any of, or commit or agree to take, whether in writing or otherwise, or do any of, the foregoing actions.

(c) Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 5.2 shall be deemed to limit the transfer or sale of Excluded Assets prior to, at or after the Closing.

(d) Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 5.2 shall prohibit or otherwise restrict in any way the operation of the business of Seller and its Affiliates and Subsidiaries, except solely with respect to the conduct of the Industrial Wood Business by Seller and its Affiliates and Subsidiaries.

Section 5.3 Confidentiality.

(a) The information being provided to Purchaser and its Representatives in connection with the Transaction and the other transactions contemplated by this Agreement is subject to the terms of that certain confidentiality agreement between Purchaser and Seller, dated as of November 16, 2016, as amended (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference in their entirety; provided, that actions taken by the parties to this Agreement to the extent necessary to comply with their respective obligations under Section 5.1 shall not be deemed to be in violation of this Section 5.3 or the Confidentiality Agreement. Purchaser’s obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of Seller and its Affiliates or Representatives, concerning Seller or any of its Affiliates and Subsidiaries (other than with respect to the Industrial Wood Business, the Purchased Assets and the Assumed Liabilities) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement, any termination of the Confidentiality Agreement that has or would otherwise occur notwithstanding.

(b) From and after the date hereof, each of Seller and Parent shall, and shall cause their respective Affiliates, Subsidiaries and Representatives to, (i) treat and hold as confidential all information concerning this Agreement, the Purchased Assets, the Industrial Wood Business and the business and affairs of Seller or any Industrial Wood Subsidiary Relating to the Industrial Wood Business, or of Purchaser, or any of their Affiliates that is not already generally available to the public (the “Purchaser Business Confidential Information”), (ii) not disclose, transfer, transmit or use any of the Purchaser Business Confidential Information except in connection with this Agreement and the Transaction Documents and (iii) deliver promptly to Purchaser or destroy, at the request and option of Purchaser, all tangible embodiments (and all copies) of the Purchaser Business Confidential Information which are in Seller’s or Parent’s possession or under Seller’s or Parent’s control. Each of Parent and Seller hereby acknowledges that following the Closing such Purchaser Business Confidential Information constitutes proprietary and trade secret information of Purchaser. In the event that Parent, Seller or any of their Affiliates or Subsidiaries is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Purchaser Business Confidential Information, Parent or Seller, as applicable shall notify Purchaser promptly of the request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 5.3(b). If, in the absence of a protective order or the receipt of a waiver hereunder, Parent or Seller or any Affiliate or Subsidiary is, on the written advice of counsel, compelled to disclose any Purchaser Business Confidential Information to any tribunal or other Governmental Entity or any official or agency thereof, Parent or Seller or any Affiliate or Subsidiary may disclose the Purchaser Business Confidential Information thereto; provided that Parent and Seller shall, and shall cause any such Affiliate or Subsidiary to, use its reasonable best efforts to obtain, at the request and expense of Purchaser, an order or other assurance that confidential treatment shall be accorded to such portion of the Purchaser Business Confidential Information required to be disclosed as Purchaser shall designate. Notwithstanding the requirement to return or destroy set forth in this Section 5.3(b), internal and external legal counsel for Seller and Parent may retain one copy of Purchaser Business Confidential Information provided that such access is restricted to such entities’ internal and external legal counsel.

(c) From and after the date hereof, Purchaser shall, and shall cause its Affiliates, Subsidiaries and Representatives to, (i) treat and hold as confidential all information concerning this Agreement, the Excluded Assets, the Retained Liabilities and the business and affairs of Parent, Seller or any of their respective Affiliates and Subsidiaries, in each case, relating to the design, development, manufacture, marketing, service, distribution and sale of Industrial Wood Products outside of the Territory (x) obtained as part of the Purchased Assets, (y) received in connection with the negotiation of this Agreement or (z) otherwise obtained by a Transferred Industrial Wood Employee or Delayed Transfer Industrial Wood Employee in connection with the transactions contemplated by the Merger Agreement, including the Merger, in each case, that is not already generally available to the public (the “Seller Business Confidential Information”), (ii) not disclose, transfer, transmit or use any of the Seller Business Confidential Information except in connection with this Agreement and the Transaction Documents and (iii) deliver promptly to Seller or destroy, at the request and option of Seller, all tangible embodiments (and all copies) of the Seller Business Confidential Information which are in Purchaser’s possession or under Purchaser’s control. Purchaser hereby acknowledges that following the Closing such Seller Business Confidential Information constitutes proprietary and trade secret information of Seller and/or Parent. In the event that Purchaser or any of its Affiliates or Subsidiaries is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Seller Business Confidential Information, Purchaser shall notify Seller and Parent promptly of the request or requirement so that Seller and/or Parent may seek an appropriate protective order or waive compliance with the provisions of this Section 5.3(c). If, in the absence of a protective order or the receipt of a waiver hereunder, Purchaser or any Affiliate or Subsidiary is, on the written advice of counsel, compelled to disclose any Seller Business Confidential Information to any tribunal or other Governmental Entity or any official or agency thereof, Purchaser or any Affiliate or Subsidiary may disclose the Seller Business Confidential Information thereto; provided that Purchaser shall, and shall cause any such Affiliate or Subsidiary to, use its reasonable best efforts to obtain, at the request and expense of Seller, an order or other assurance that confidential treatment shall be accorded to such portion of the Seller Business Confidential Information required to be disclosed as Seller shall designate. Notwithstanding the requirement to return or destroy set forth in this Section 5.3(c), internal and external legal counsel for Purchaser may retain one copy of Seller Business Confidential Information provided that such access is restricted to Purchaser’s internal and external legal counsel.

Section 5.4 Access to Information. (a) Seller shall afford to Purchaser reasonable access, upon reasonable notice during normal business hours, consistent with applicable Law and in accordance with the reasonable procedures established by Seller, during the period prior to the Closing (subject to Section 6.1(b)), to the properties, books, Contracts, records and personnel of Seller and its Subsidiaries relating to the Industrial Wood Business to the extent necessary to consummate the Transaction; provided, however, that (i) neither Seller nor any of its Affiliates shall be required to violate any obligation of confidentiality to which it or any of its Affiliates may be subject in discharging their obligations pursuant to this Section 5.4(a) to the extent Seller or such Affiliate is advised by legal counsel of such violation; (ii) Seller shall make available, or cause its Subsidiaries to make available, Industrial Wood Employee and Delayed Transfer Industrial Wood Employee personnel files after the Closing Date to the extent the disclosure of such personnel files prior to the Closing Date would reasonably be expected to subject Seller or any of its Subsidiaries to risk of liability and, with respect to any Industrial Wood Employees and Delayed Transfer Industrial Wood Employees, if and when Purchaser provides Seller with notice that the applicable Industrial Wood Employee or Delayed Transfer Industrial Wood Employee has provided Purchaser with a release permitting transfer of those files to the extent such release is required by Law (provided that Seller shall not make, or cause to be made, available medical records, workers compensation records or the results of any drug testing; and that Purchaser shall indemnify and hold Seller and its Affiliates and their respective Affiliates harmless from any Liabilities arising out of or relating to the transfer of such personnel files); and (iii) prior to the Closing Date, Purchaser shall not conduct any Phase II environmental site assessment or conduct any invasive testing or any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility on the Owned Real Property or any other property of Seller or any of its Affiliates without the prior written consent of Seller (which may be granted or denied in Seller’s sole discretion).

(b) Purchaser agrees that any investigation undertaken pursuant to the access granted under Section 5.4(a) shall be conducted in such a manner as not to unreasonably interfere with the operation of the Industrial Wood Business, and none of Purchaser or any of its Affiliates or Representatives shall communicate with any of the employees of the Industrial Wood Business without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary contained in this Agreement, neither Seller nor any of its Affiliates shall be required (i) pursuant to Section 5.4(a), or (ii) following the Closing pursuant to the terms of this Agreement or the Transaction Documents (other than Section 5.4(a)), to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would jeopardize attorney-client privilege or contravene any applicable Law; provided, however, that nothing in this sentence shall limit the transfer of any information to Purchaser that is included in the Purchased Assets or otherwise limit disclosure of information in connection with any subsequent support to be provided in connection with any Proceeding or investigation.

(c) At and for six years after the Closing, Purchaser shall, and shall cause its Affiliates to, afford Seller, its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice, access (which shall not interfere unreasonably with the conduct of Purchaser’s business) to the properties, books, Contracts, and records of the Industrial Wood Business related to the conduct of the Industrial Wood Business before the Closing to the extent that such access may be reasonably requested by Seller solely in connection with Seller’s or its Affiliates’ preparation of financial statements, Taxes, reporting obligations and compliance with applicable Laws (which, for the avoidance of doubt, shall require Purchaser to provide access to Seller on or after the Closing Date to properties of Purchaser in order to allow Seller to perform a physical inventory in connection with the preparation of the Closing

Statement) other than any such access that would, as determined in good faith by Purchaser, jeopardize any attorney-client privilege, protection under the work product doctrine or other legal privilege; provided, however, that nothing in this Agreement shall limit any of Seller’s or any of its Affiliates’ rights of discovery pursuant to any applicable Laws.

(d) Purchaser agrees to hold all the books and records of the Industrial Wood Business existing on the Closing Date that are Purchased Assets and not to destroy or dispose of any thereof for a period of six years from the Closing Date, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least 30 days prior to such destruction or disposition to surrender them to Seller.

Section 5.5 Publicity. No party to this Agreement nor any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by, or advisable according to, applicable Law or stock exchange rules.

Section 5.6 Employee Matters.

(a) Offers of Employment. No later than ten Business Days prior to, and effective as of immediately prior to and contingent upon the Closing, Purchaser shall offer employment commencing as of the Closing to each Industrial Wood Employee on terms and conditions consistent with this Section 5.6. Each Industrial Wood Employee and Delayed Transfer Industrial Wood Employee who accepts Purchaser’s offer of employment pursuant to this Section 5.6(a) shall be referred to herein as a “Transferred Industrial Wood Employee.” With respect to each Transferred Industrial Wood Employee, Purchaser shall maintain, for the period of at least 12 months immediately following the Closing Date (the “Continuation Period”) (i) an annual base salary or wage rate, and target and maximum short-term annual incentive compensation opportunities that, in each case, are no less than those provided to such Transferred Industrial Wood Employee immediately prior to the Closing Date and (ii) employee benefits (excluding pension and stock purchase plan benefits) that are comparable in the aggregate to those provided to such Transferred Industrial Wood Employee immediately prior to the Closing Date as set forth on Section 5.6(a) of the Seller Disclosure Schedules; provided that, notwithstanding the foregoing, Purchaser shall provide each Transferred Industrial Wood Employee the following benefits under the Purchaser 401(k) Plan, or to the extent such contributions exceed the then-current contribution levels in the Purchaser 401(k) Plan, with the cash equal to: (A) during the Continuation Period, a non-discretionary matching contribution opportunity no less favorable than that in effect for such Transferred Industrial Wood Employee immediately prior to the Closing Date under the applicable 401(k) plan maintained by Parent or any of its Subsidiaries (including Seller or its Subsidiaries) (a “Parent 401(k) Plan”), and (B) a profit sharing contribution in respect of calendar year 2017 based on a percentage of eligible compensation equal to 8%(up to applicable IRS 401(k) plan compensation limits). Purchaser shall offer employment commencing as of the date of return to work for any Delayed Transfer Industrial Wood Employee.

(b) Service Credit and Health Coverage. Following the Closing Date, Purchaser shall cause any employee benefit plans sponsored or maintained by Purchaser or its Subsidiaries in which the Transferred Industrial Wood Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Transferred Industrial Wood Employee with the Seller and its Subsidiaries (and any predecessor thereto) prior to the Closing Date for purposes of eligibility, vesting and level of benefits under such Post-Closing Plans; provided that such recognition of service shall not (i) apply for purposes of any Post-Closing Plan that is a defined benefit retirement plan or any Post-Closing Plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Transferred Industrial Wood Employee with respect to the same period of service or (iii) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Purchaser and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. Coverage for all Industrial Wood Employees and their respective dependents under the Seller Benefit Plans that are welfare benefit plans within the meaning of section 3(1) of ERISA (“Seller Welfare Plans”) shall cease to be effective as of the Closing. Except as provided in Section 5.6(f) regarding disability benefits, Seller and Seller Welfare Plans shall be liable for all claims incurred with respect to Industrial Wood Employees and their spouses and dependents prior to the Closing Date. The plans sponsored by Purchaser and its Subsidiaries that are welfare benefit plans within the meaning of section 3(1) of ERISA (“Purchaser Welfare Plans”) shall provide coverage and benefits for all Transferred Industrial Wood Employees and their respective eligible spouses and dependents effective on and after the Closing Date. Purchaser and Purchaser Welfare Plans shall be liable for all claims incurred with respect to Transferred Industrial Wood Employees and their eligible dependents on and after the Closing Date. For purposes of this Section 5.6(b), a claim shall be deemed “incurred” on the date that the event that gives rise to the claim occurs (for purposes of life insurance, severance, sickness, accident and disability programs) or on the date that treatment or services are provided (for purposes of health care programs). With respect to Purchaser Welfare Plans, for the calendar year in which the Closing occurs, to the extent commercially feasible under its existing insurance policies, as applicable, Purchaser shall use reasonable best efforts to (A) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Transferred Industrial Wood Employee to the extent such limitation would have been waived or satisfied under the applicable Seller Welfare Plan in which such Transferred Industrial Wood Employee participated immediately prior to the Closing and (B) for the plan year in which the Closing Date occurs, credit each Transferred Industrial Wood Employee for any co-payments or deductibles incurred by such Transferred Industrial Wood Employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Purchaser Welfare Plan. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) Severance and Retention. Notwithstanding anything contained herein to the contrary, during the Continuation Period, Purchaser shall have in effect a severance plan, practice or policy applicable to each Transferred Industrial Wood Employee that is no less favorable to such employee than the Seller severance plan set forth on Section 5.6(c) of the Seller Disclosure Schedules (the “Seller Severance Plan”), and shall provide, or cause to be provided in accordance with the terms of the Seller Severance Plan, to each Transferred Industrial Wood Employee who experiences a severance-qualifying termination under the Seller Severance Plan, the severance benefits specified in the Seller Severance Plan, and the amount of such severance benefits shall be calculated in taking into account the Transferred Industrial Wood Employee’s period of employment prior to the Closing and with Purchaser or its Affiliates on and after the Closing. In addition, notwithstanding anything to the contrary contained herein, from and after the Closing Date, Purchaser shall assume and honor in accordance with their terms, and shall be solely responsible for and shall assume all Liabilities arising under or with respect to, the retention letter agreements entered into with the Industrial Wood Employees listed on Section 5.6(c) of the Seller Disclosure Schedules.

(d) WARN and Corresponding State Laws. Purchaser shall be solely responsible for and agrees to indemnify, hold harmless and, at the option of Seller, to defend Seller and its Affiliates their respective Affiliates from and against any Liability under WARN or any similar state Law, to any Industrial Wood Employee or Inactive Industrial Wood Employee who is found to have suffered an “employment loss” under WARN on or after the Closing Date as a result of the actions of Purchaser or any of its Affiliates, and any and all other Liabilities, including attorneys’ fees, arising out of or resulting from the actions Purchaser or any of its Affiliates, or their failure to serve sufficient notice pursuant to WARN or any similar state Law. Purchaser acknowledges that it has not informed Seller of any planned or contemplated decisions or actions by Purchaser or its Affiliates concerning any terminations or layoffs that would require service or notice under any Law.

(e) Accrued Vacation and Other Paid Time Off. Purchaser will recognize and assume the Liability with respect to accrued but unused vacation time and other paid time off for all Transferred Industrial Wood Employees to the extent reserved for in Working Capital on the Post-Closing Statement as finally determined in accordance with Section 2.9, except as otherwise required by applicable requirements of Law. To the extent assumed, Purchaser shall allow Transferred Industrial Wood Employees to use the vacation and other paid time off recognized or established in accordance with the first sentence of this Section 5.6(e) in accordance with the terms of Seller’s and its applicable Affiliates’ programs in effect immediately prior to the Closing Date.

(f) Disability Benefits. Although each Inactive Industrial Wood Employee shall remain an employee of Seller unless and until such individual becomes a Delayed Transfer Industrial Wood Employee and accepts employment with Purchaser pursuant to Section 5.6(a) of this Agreement, Purchaser shall be responsible for continuing any salary continuation benefits for any Inactive Industrial Wood Employee on short-term leave immediately prior to the Closing Date. If any Inactive Industrial Wood Employee on short-term disability transitions from short to long-term disability coverage prior to becoming a Delayed Transfer Industrial Wood Employee and accepting employment with Purchaser pursuant to Section 5.6(a) of this Agreement, Seller shall be responsible for providing long-term disability benefits to such individual in accordance with the terms of the applicable Seller Benefit Plan. Seller shall also remain responsible for providing long-term disability benefits in accordance with the terms of the applicable Seller Benefit Plan to any Inactive Industrial Wood Employee who is on long-term disability leave immediately prior to the Closing Date until such Inactive Industrial Wood Employee becomes a Delayed Transfer Industrial Wood Employee and accepts employment with Purchaser pursuant to Section 5.6(a) or this Agreement.

(g) Pension and Retiree Plans. Except as otherwise specifically provided in this Agreement, all Industrial Wood Employees as of the Closing Date and their eligible spouses and other eligible dependents will cease, effective as of the Closing Date, any participation in and any benefit accrual under each of the Seller Benefit Plans, and Seller and its Affiliates shall be authorized to take all necessary actions to effect such cessation. No pension plan or retiree health or life benefit liabilities shall be assumed, and Seller shall reimburse and otherwise indemnify and hold harmless Purchaser for any pension plan or retiree health or life benefit liabilities related to Seller Benefit Plans incurred by Purchaser.

(h) 401(k) Plan. Effective at the Closing, Purchaser shall have in effect a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser 401(k) Plan”) for the benefit of each Transferred Industrial Wood Employee who, as of immediately prior to the Closing, was eligible to participate in the Parent 401(k) Plan. As soon as practicable after the Closing Date, the Parent 401(k) Plan shall, to the extent permitted by the Code, make distributions available to Transferred Industrial Wood Employees, and the Purchaser 401(k) Plan shall accept any such distribution (including loans) as a rollover distribution if so directed by the Transferred Industrial Wood Employee. The parties agree to cooperate so as not to place any loan with respect to a Transferred Industrial Wood Employee’s rollover account into default during the period from the Closing Date until the rollover is completed; provided, that such employee continues making loan repayments on a timely basis during such period in accordance with the established procedures of Seller and its Affiliates, as applicable.

(i) Flexible Spending Accounts. Effective at the Closing, Purchaser shall have in effect flexible spending accounts for medical and dependent care expenses under a cafeteria plan qualifying under Section 125 of the Code (the “Purchaser Cafeteria Plan”) in which Transferred Industrial Wood Employees may participate, and shall credit such accounts with the amount credited as of the Closing Date under comparable accounts maintained under the corresponding Seller Benefit Plans (the “Seller Cafeteria Plan”). As soon as practicable after the Closing Date, (i) Seller shall pay, or cause to be paid, to Purchaser in cash the amount, if any, by which aggregate contributions made by Transferred Industrial Wood Employees to Seller Cafeteria Plan in the year in which the Closing Date occurs exceeded the aggregate benefits provided to Transferred Industrial Wood Employees in the year in which the Closing Date occurs, or (ii) Purchaser shall pay to Seller in cash the amount, if any, by which aggregate benefits provided to Transferred Industrial Wood Employees under the Seller Cafeteria Plan in the year in which the Closing Date occurs exceeded the aggregate contributions made by Transferred Industrial Wood Employees as of the Closing. On and after the Closing Date, Purchaser shall assume and be solely responsible for all claims for reimbursement by the Transferred Industrial Wood Employees, whether incurred prior to, on or after the Closing Date, that have not been paid in full as of the Closing Date, which claims shall be paid pursuant to and under the terms of the Purchaser Cafeteria Plan. Purchaser agrees to cause the Purchaser Cafeteria Plan to honor and continue through the end of the year in which the Closing Date occurs the elections made by each Transferred Industrial Wood Employee under the Seller Cafeteria Plan in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Closing Date.

(j) Collective Bargaining Agreements and Non-U.S. Employees. Notwithstanding anything contained herein to the contrary, with respect to any Transferred Industrial Wood Employees who are covered by a collective bargaining agreement, labor union contract, or trade union agreement or who are based outside of the United States, Purchaser’s obligations under this Section 5.6 shall be in addition to, and not in contravention of, any obligations under the applicable collective bargaining agreement, labor union contract, or trade union agreement or under the Laws of the foreign countries and political subdivisions thereof in which such Transferred Industrial Wood Employees are based.

(k) W-2 Matters. Purchaser and the Seller shall follow the “standard procedure for predecessors and successors” set forth in Section 4 of Revenue Procedure 2004 53, 2004 34 IRB 320 with respect to Transferred Industrial Wood Employees.

(l) COBRA Coverage. Seller shall be responsible for perpetuating the group health plan continuation coverages pursuant to Code section 4980B and ERISA sections 601 through 609 for all Industrial Wood Employees and Inactive Industrial Wood Employees and their eligible dependents and spouses. Seller shall indemnify and hold the Purchaser harmless for any liability Purchaser incurs at any time under the provisions of Code section 4980B or ERISA sections 601 through 609 with respect to any Industrial Wood Employees and Inactive Industrial Wood Employees, or a dependent or spouse of any such employee.

(m) No Third Party Beneficiaries. No provision contained in this Section 5.6 shall (i) be treated as an amendment of any particular Seller Benefit Plan, (ii) obligate Purchaser or its Affiliates to retain the employment of any particular employee, after the Closing or (iii) except as expressly provided herein or under applicable Law, prevent the amendment or termination of any employee benefit plan or compensation arrangement after the Closing Date or interfere with the right or obligation of Purchaser or its Affiliates to make changes to such a plan or arrangement. Without limiting the generality of Section 10.4, the Seller and Purchaser acknowledge and agree that all provisions contained in this Section 5.6 are included for the sole benefit of the Seller, Purchaser and their respective Affiliates, and that nothing in this Section 5.6, whether express or implied, shall create any third party beneficiary or other rights in any other Person, including any Transferred Industrial Wood Employee or any other employee, former employee, or participant in any employee benefit plan or compensation arrangement (or any spouse, dependent or other beneficiary thereof), of the Seller, Purchaser or their respective Affiliates.

Section 5.7 Intentionally Omitted.

Section 5.8 Names Following Closing. Neither Purchaser nor any of its Affiliates shall use, or have the right to use, the “VALSPAR,” or “VAL” or “SPAR” names or any variations or derivatives thereof or any trademarks or logos of Seller or any of its Affiliates (the “Names”), or any name that is similar to the Names, except as pursuant to the IP License Agreement. For a period of four years from the Closing Date, (a) none of Seller, Parent or any of their respective Affiliates shall use, license or otherwise exploit the Names in the Territory in connection with the manufacture, sale or marketing of any products or services that are the same as or similar to the Industrial Wood Products within Parent’s industrial wood division and (b) Seller, Parent and their respective Affiliates shall use reasonable best efforts to not use, license or otherwise exploit the Names in the Territory in connection with the manufacture, sale or marketing of any products or services that are the same as or similar to the Industrial Wood Products in any business line of Seller, Parent or their respective Affiliates other than Parent’s industrial wood division. Purchaser shall provide written notice to Parent and Seller of any breach of this Section 5.8 and Parent, Seller and their respective Affiliates shall use reasonable best efforts to cure any such breach as promptly as practicable but in any event within 60 days after receipt thereof. This covenant shall run with the Names, and any successor to or assignee of the Names shall assume Seller’s, Parent’s and their respective Affiliates’ obligations under this Section 5.8.

Section 5.9 Insurance.

(a) Subject to Section 5.9(b), from and after the Closing Date, the Industrial Wood Business, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs, and neither Purchaser nor its Affiliates (including, for the avoidance of doubt, the Industrial Wood Business) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Industrial Wood Business, the Purchased Assets, the Assumed Liabilities, or the operations or assets or Liabilities in respect thereof, provided, however, that (a) that all claims with respect to insured events occurring prior to the Closing will be administered in accordance with the terms of Seller’s or its Subsidiaries’ third-party policies, if any, and coverage applicable to such claims, (b) Purchaser will receive the benefit of such third-party policies with respect to such claims to the extent losses occurring prior to the Closing related to Purchased Assets are covered notwithstanding the consummation of the Transaction, and (c) Seller will receive the benefit of such policies with respect to such claims to the extent losses related to Liabilities other than Assumed Liabilities that are covered notwithstanding the consummation of the Transaction and provided that in the case of clauses (b) and (c) such recovery will be net of any deductibles or self-insured retention amounts, costs of any retroactive insurance premiums or other amounts paid or expenses incurred in connection with any insured claims made after the Closing under any such policies that relate to the period prior to Closing or any amounts paid by Seller in respect of the applicable Liabilities (it being understood that Seller will have the right to determine whether or not to make any claim against Seller’s insurance policies). Seller or its Affiliates may amend any insurance policies in the manner it deems appropriate to give effect to this Section 5.9(a). From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Industrial Wood Business, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof. Subject to Section 5.9(b), Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of, or in respect of, the Industrial Wood Business, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, under or in respect of any past or current insurance policy under which any of the foregoing is a named insured.

(b) Seller and its Affiliates will keep each of the workers compensation insurance policies set forth on Section 5.9(b) of the Seller Disclosure Schedules (“Workers Compensation Policies”), or suitable replacements therefor, in full force and effect through the Closing. Notwithstanding the last sentence of Section 5.9(a), with respect to claims relating to acts, omissions, events or circumstances relating to Industrial Wood Employees or Inactive Industrial Wood Employees that occurred or existed prior to the Closing that are covered by Workers Compensation Policies (“Pre-Closing WC Claims”), Seller hereby authorizes Purchaser to report Pre-Closing WC Claims directly to the provider of such Workers Compensation Policies (the “WC Insurer”) and shall use reasonable best efforts to assist Purchaser’s efforts to obtain the benefit of such insurance coverage; provided, that Purchaser shall keep Seller reasonably informed and shall exclusively bear and shall promptly repay or reimburse Seller or its Affiliates for the amount of each claim including any deductibles or self-insured retentions associated with any claims under the Workers Compensation Policies and shall be liable for and indemnify and hold harmless Seller and its Affiliates and their respective Affiliates against all uninsured, uncovered, unavailable or uncollectible amounts of such claims. Seller shall, on a quarterly basis, submit an invoice to Purchaser for any amounts payable to the WC Insurer in respect of such claims, which Purchaser shall promptly (and in any event within ten days) reimburse to Seller. Following the Closing, Seller shall not, and shall cause its Affiliates to not, release, commute, buy-back or otherwise eliminate insurance coverage under each of the Workers Compensation Policies with respect to acts, omissions, events or circumstances relating to Industrial Wood Employees or Inactive Industrial Wood Employees that occurred or existed prior to the Closing.

Section 5.10 Litigation Support. In the event and for so long as any party or any of its Affiliates is prosecuting, contesting or defending any Proceeding or Action by a third party in connection with (a) the Transaction or any of the other transactions contemplated by this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Industrial Wood Business, the Purchased Assets or the Assumed Liabilities on or prior to the Closing Date, the other party shall, and shall cause its Affiliates (and its and their officers and employees) to, cooperate with Seller and its counsel in such prosecution, contest or defenses, including making available its personnel, and provide such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense, all at the sole cost and expense of the contesting or defending party unless the contesting or defending party is entitled to indemnification therefor under Article IX.

Section 5.11 Payments. (a) Seller shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Purchaser (or its designated Affiliates) any monies or checks Relating to the Industrial Wood Business that have been sent to Seller or any of its Affiliates after the Closing Date by customers, suppliers or other contracting parties of the Industrial Wood Business to the extent they are or are in respect of a Purchased Asset or Assumed Liability.

(b) Purchaser shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Seller (or its designated Affiliates) any monies or checks that have been sent to Purchaser (including the Industrial Wood Business) after the Closing Date to the extent they are in respect of an Excluded Asset or Retained Liability.

Section 5.12 Tangible Assets. (a) Prior to the Closing and for a six-month period thereafter, Seller and its Affiliates shall have the right upon reasonable advance notice to remove all tangible Excluded Assets (if any) that are located at any of the Industrial Wood Facilities from such facilities, at Seller’s expense and in a manner so as not to unreasonably interfere with the operations of the Industrial Wood Business and to not cause damage to such Industrial Wood Facility, and Purchaser will provide reasonable access to such Industrial Wood Facility to effectuate such movement. Seller and its Affiliates will remove any Excluded Assets that remain at any Industrial Wood Facilities in connection with the performance of services under the Transition Services Agreement as promptly as reasonably practicable after the termination of such service pursuant to the same terms and conditions stated in the immediately preceding sentence.

(b) Prior to the Closing, the parties hereto will discuss in good faith the process and timing for removing all tangible Purchased Assets that are located at any facilities of Seller or its Affiliates that are not Industrial Wood Facilities and are reasonably able to be moved, including the feasibility of moving such Purchased Assets to an Industrial Wood Facility prior to the Closing. Following such discussions, Seller will determine whether such Purchased Assets should be moved to an Industrial Wood Facility prior to the Closing, and may, in its sole discretion, cause such Purchased Assets to be moved from such facilities to an Industrial Wood Facility at Seller’s sole cost and expense. In addition to the rights provided under the Transition Services Agreement, for a six-month period after the Closing Date, Purchaser and its Affiliates shall have the right upon reasonable advance notice to remove all tangible Purchased Assets (if any) that are located at any facilities of Seller or its Affiliates that are not the Industrial Wood Facilities from such facilities, at Purchaser’s expense and in a manner so as not to unreasonably interfere with the operations of Seller or its Affiliates and to not cause damage to such facility, and Seller will provide reasonable access to such facility to effectuate such movement.

Section 5.13 Non-Solicitation.

(a) For a period of three years from the Closing Date, none of Parent, Seller, their Affiliates and Subsidiaries nor any of their respective officers, directors or employees shall directly or indirectly solicit for employment or hire (or cause to seek to leave the employ of Purchaser or its Affiliates) (whether as an employee, consultant or otherwise) any individual who was an officer or other member of senior management of the Industrial Wood Business immediately prior to the Closing or any Transferred Industrial Wood Employee or Delayed Transfer Industrial Wood Employee; provided that Seller and its Affiliates and their officers, directors and employees shall not be precluded from soliciting, hiring or taking any other action with respect to any such individual who has been terminated by Purchaser or its Affiliates prior to commencement of employment discussions between Seller, its Affiliates or any of their officers, directors or employees and such individual; provided, further, that Seller and its Affiliates shall not be restricted from engaging in general or public solicitations or advertising not targeted at any such Persons described above or hiring any person who responds to such general or public solicitations or advertising.

(b) Notwithstanding anything to the contrary in Section 5.13(a), for a period of one year from the Closing Date, none of Parent, Seller, and their Affiliates and Subsidiaries nor any of their respective officers, directors or employees shall hire any individual who was an officer or other member of senior management of the Industrial Wood Business immediately prior to the Closing or any Transferred Industrial Wood Employee or Delayed Transfer Industrial Wood Employee.

(c) For a period of three years from the Closing Date, none of Purchaser, its Affiliates and Subsidiaries nor any of their respective officers, directors or employees shall directly or indirectly solicit for employment or hire (or cause to seek to leave the employ of Parent, Seller or their respective Affiliates) (whether as an employee, consultant or otherwise) any individual who was an employee of Seller or its respective Subsidiaries engaged in the design, development, manufacture, marketing, service, distribution and sale of Industrial Wood Products outside of the Territory immediately prior to the Closing (other than, for the avoidance of doubt, any Transferred Industrial Wood Employee or Delayed Transfer Industrial Wood Employee); provided that Purchaser and its Affiliates and their officers, directors and employees shall not be precluded from soliciting, hiring or taking any other action with respect to any such individual who has been terminated by Seller or its Affiliates prior to commencement of employment discussions between Purchaser, its Affiliates or any of their officers, directors or employees and such individual; provided, further, that Purchaser and its Affiliates shall not be restricted from engaging in general or public solicitations or advertising not targeted at any such Persons described above or, hiring any person who responds to such general or public solicitations or advertising.

(d) Notwithstanding anything to the contrary in Section 5.13(c), for a period of one year from the Closing Date, none of Purchaser, its Affiliates and Subsidiaries nor any of their respective officers, directors or employees shall hire any individual who was an employee of Seller or its respective Subsidiaries engaged in the design, development, manufacture, marketing, service, distribution and sale of Industrial Wood Products outside of the Territory immediately prior to the Closing (other than, for the avoidance of doubt, any Transferred Industrial Wood Employee or Delayed Transfer Industrial Wood Employee).

Section 5.14 Assignment of Seller’s Interest. As of the Closing, taking into account the IP Assignment Agreements, to the extent that Seller and any Industrial Wood Subsidiary retains any right, title or interest in or to any of the Purchased Assets, Seller agrees to assign, and hereby assigns, to Purchaser any and all such right, title or interest, whether statutory or common law, in any jurisdiction in the world, and all benefits, privileges, causes of action and remedies relating thereto, whether before or hereafter accrued (including the exclusive rights to apply for and maintain all registrations, renewals and extensions, to sue for all past, present and future infringements or other violations of any rights relating thereto, and to settle and retain proceeds from any such actions), except as set forth in this Agreement. Seller irrevocably waives any “moral rights” or other rights with respect to attribution of authorship or integrity of any of the Purchased Assets that Seller may have under any applicable Law or under any legal theory. After the Closing, Seller agrees not to challenge the validity of Purchaser’s ownership of the Purchased Assets.

Section 5.15 Financing and Financing Cooperation.

(a) Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper, to obtain the Financing contemplated by the Commitment Letter on or prior to the Closing Date on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to: (i) maintain in effect the Commitment Letter and any Definitive Debt Financing Agreements and comply with its obligations thereunder; (ii) satisfy or if applicable use reasonable best efforts to cause to be satisfied (or, if deemed advisable by Purchaser, seek a waiver of) on a timely basis all conditions to the funding of the Financing (including the Financing Conditions) set forth in the Commitment Letter and the Definitive Debt Financing Agreements; and (iii) negotiate and enter into definitive debt financing agreements on the terms and subject to the conditions contemplated by the Commitment Letter (including, if necessary, any “flex” provisions) (the “Definitive Debt Financing Agreements”). Upon the reasonable request of Seller or Parent, Purchaser shall provide Seller and Parent information in reasonable detail about the status of its efforts to arrange the Financing contemplated by the Commitment Letter and any other financing and shall give Seller and Parent prompt notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Financing necessary to pay the Purchase Price contemplated by the Commitment Letter; provided, however, in no event will Purchaser be under any obligation to disclose any information that is subject to attorney-client or similar privilege.

(b) Prior to the Closing, Purchaser shall not, and shall not permit any Affiliate to, agree to or permit any termination, amendment, replacement or other modification of the Commitment Letter or Definitive Debt Financing Agreements if such termination, amendment, replacement or modification (i) reduces the aggregate amount of the Financing below the amount necessary to pay the Purchase Price or (ii) imposes new or additional conditions or other terms or otherwise modifies any of the conditions to the receipt of the Financing or other terms in a manner that would reasonably be expected to (x) delay or prevent the Closing or (y) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing materially less likely to occur, other than, in each case, (A) a waiver of any closing conditions by lender(s) or their agent or (B) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letter as of the date hereof or to reassign titles to such parties who had executed the Commitment Letter as of the date hereof and, in connection therewith, amend the economic and other arrangements with respect to the existing and additional lenders, lead arrangers, bookrunners, syndication agents or similar entities, if the addition of such additional parties and amendment of additional terms do not impact the amount of the Financing to be funded at the Closing or would not delay or prevent the Closing and would not have affected the accuracy of the representations and warranties contained in Section 4.4 if such amendments had been reflected in the Commitment Letter as originally executed. Upon any such amendment, replacement or modification, the term “Commitment Letter” and “Definitive Debt Financing Agreement” shall mean the Commitment Letter or Definitive Debt Financing Agreement, as applicable, as so amended, replaced or modified. Purchaser shall promptly deliver to Seller and Parent copies of any such amendment, replacement or other modification of the Commitment Letter.

(c) Intentionally omitted.

(d) If all or any portion of the Financing necessary for Purchaser to pay the Purchase becomes unavailable, then Purchaser shall use its reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative financing in an amount sufficient to consummate the transactions contemplated by this Agreement on terms and conditions that are no less favorable to Purchaser, in the aggregate, than those set forth in the Commitment Letter. In the event any alternative financing is obtained in accordance with this Section 5.15(d) (“Alternative Financing”), references in this Agreement to the Financing shall also be deemed to refer to such Alternative Financing, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Commitment Letters and the Definitive Debt Financing Agreements shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Purchaser pursuant to this Section 5.15 shall be applicable thereto to the same extent as Purchaser’s obligations with respect to the Financing.

(e) Seller shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective officers, directors, employee, attorneys, accountants and other Representatives to, use reasonable best efforts to provide all customary cooperation reasonably requested by Purchaser that is necessary in connection with arranging, obtaining and syndicating the Financing to the extent such cooperation is customarily provided for financings of the type contemplated by the Commitment Letter, including using reasonable best efforts to (A) make one or more members of senior management of Seller and the Industrial Wood Business available, for a reasonable number of meetings or telephone calls, at reasonable times and locations mutually agreed, and upon reasonable notice, to participate in the preparation of customary syndication documents and materials, including bank information memoranda, bank syndication material and packages, lender and investor presentations, rating agency materials and presentations, and similar documents and materials, in connection with the marketing efforts of Purchaser and the Financing Sources related to the Financing (all such documents and materials, collectively, the “Offering Documents”), (B) make one or more members of senior management of the Company and the Industrial Wood Business available for a reasonable number of meetings or telephone calls, at reasonable times and locations mutually agreed, and upon reasonable notice, in due diligence sessions, drafting sessions, management presentations, rating agency presentations, lender meetings (including one-on-one meetings) and one or more road shows related to the Financing, (C) assist Purchaser in obtaining any corporate credit and family ratings and, if applicable, facility ratings from any ratings agency relating to the Financing, (D) request the Seller’s independent auditors to cooperate with Purchaser’s independent auditors, participate in accounting due diligence sessions, (E) assist in the preparation of Definitive Debt Financing Agreements and related definitive documents, including guarantees (if required) and other certificates and documents as may be requested by Purchaser, (F) provide authorization letters to the Financing Sources authorizing the distribution of information provided by Seller to prospective lenders containing a representation to the Financing Sources that the information provided by Seller for inclusion in the public side versions of such documents, if any, does not include material non-public information about Seller or its Subsidiaries or their respective securities and (G) provide at least four Business Days prior to the anticipated Closing all documentation and other information about Seller or any of its Subsidiaries or Affiliates required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested at least ten days prior to the anticipated Closing and (H) as applicable, arrange for customary payoff letters, Lien terminations and instruments of discharge or release to be delivered on the Closing Date that release and discharge all Liens and security interests relating to the Purchased Assets.

(f) No obligations of Seller, Parent or any of their respective Subsidiaries or any of its or their respective officers, directors, employees, attorneys, accountants or other Representatives under any certificate, document or instrument delivered pursuant to this Section 5.15 (other than any authorization letters delivered pursuant to Section 5.15(e)(F) and any Form W-9 delivered pursuant to Section 5.15(e)(G)) shall be required to be effective prior to the Closing. In addition, notwithstanding anything in this Section 5.15 to the contrary, in fulfilling its obligations pursuant to this Section 5.15, (i) none of Seller, Parent, their respective Subsidiaries or its or their respective officers, directors, employees and agents or other Representatives shall be required to (w) pay any commitment or other fee, provide any security or incur any Liability or obligation in connection with the Financing or any other financing or refinancing transactions undertaken by Purchaser or its Affiliates in connection with the transactions contemplated by this Agreement prior to the Closing, except such expenses for which Purchaser is obligated to reimburse Seller or Parent or, if reasonably requested by Seller or Purchaser, for which funds that are actually necessary to pay such expenses are provided in advance by Purchaser to Seller or Parent, as applicable, (x) take or permit the taking of any action that would reasonably be expected to conflict with, result in any violation or breach of, or default (with or without lapse of time, or both) under, the organizational documents of Seller, Parent, any Subsidiary of Seller or Parent, or any applicable Law or material contracts of Seller, Parent or any of their respective Subsidiaries, (y) pass resolutions or consents or approve or authorize the execution of the Financing or the definitive financing arrangements, or (z) provide any cooperation that, in the opinion of Seller or Parent, would unreasonably interfere with the ongoing operations of Seller or Parent or any of their respective Subsidiaries, and (ii) Purchaser shall reimburse Seller and Parent for all reasonable and documented out-of-pocket costs incurred by Seller, Parent or any of their respective Subsidiaries in connection with fulfilling its obligations pursuant to this Section 5.15 (including reasonable attorneys’ fees, but excluding, for the avoidance of doubt, the costs of the preparation of any annual or quarterly financial statements). Purchaser shall indemnify and hold harmless Seller, Parent and their respective Subsidiaries (and each of their respective Representatives) from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by them in connection with the Financing and any other financing or refinancing transactions undertaken by Purchaser or its Subsidiaries in connection with the transactions contemplated by this Agreement (other than to the extent resulting from information provided to Purchaser in writing by Seller, Parent or their respective Subsidiaries), except in the event such loss or damage arises out of or results from the gross negligence, willful misconduct or bad faith by Seller or its Subsidiaries in fulfilling their obligations pursuant to this Section 5.15. Subject to Parent’s indemnification obligations under this Section 5.15, Seller hereby consents to the use of all of its and its Subsidiaries’ corporate logos in connection with the initial syndication or marketing of such Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller or its Subsidiaries or the reputation or goodwill of Seller or any of its Subsidiaries.

Section 5.16 Further Assurances. Each of Purchaser and Seller shall, and shall cause their respective Subsidiaries to, execute such further documents, deeds, bills of sale, assignments and assurances and take such further actions as may reasonably be required by the other party to consummate the transactions contemplated by this Agreement and the Transaction Documents, to vest Purchaser or such other Person designated by Purchaser, with full title to any and all of the Purchased Assets, free and clear of all Liens (other than Permitted Liens) and full obligation to any and all of the Assumed Liabilities, or to effect any of the other purposes of this Agreement or the Transaction Documents. Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letter) by or to Purchaser or any of its Affiliates or any other financing transaction, be a condition to any of Purchaser’s obligations hereunder.

ARTICLE VI

CERTAIN TAX MATTERS

Section 6.1 Cooperation and Exchange of Information. (a) Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information relating to the Purchased Assets, the Assumed Liabilities and/or the Industrial Wood Business as either of them reasonably may request in (i)

filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or a right to refund of Taxes, or (iii) conducting any Tax Proceeding. The parties shall cooperate in giving the other party timely written notice of and responding to any inquiries, audits or similar Tax Proceedings by any Taxing Authority relating to Taxes with respect to the Purchased Assets or Industrial Wood Business. Each party to this Agreement shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b) Notwithstanding anything to the contrary contained in this Agreement, in no event shall Seller be required to provide any Person with any income Tax Return or copy of any income Tax Return of (i) Seller or any of its Affiliates or (ii) a consolidated, combined or unitary group that includes Seller or any of its Affiliates.

Section 6.2 Transfer Taxes.

(a) Notwithstanding anything to the contrary contained in this Agreement, Seller and Purchaser shall each bear 50% of any sales, use transfer, documentary, stamp, value added, goods and services or similar Taxes and related fees imposed on or payable with respect to the transfer of the Purchased Assets, the Assumed Liabilities and the Industrial Wood Business contemplated by this Agreement (“Transfer Taxes”). The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party, and such other party shall promptly reimburse the filing party for its share of any Transfer Taxes paid by the filing party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

(b) Notwithstanding Section 6.2(a), but subject to the HST election described below, Purchaser shall be responsible for any HST applicable to the purchase and sale of Purchased Assets, and shall (i) self-assess the HST payable on any Purchased Assets that are real property in accordance with subsections 221(2) and 228(4) of the ETA, and (ii) pay the HST on the other Purchased Assets to Seller on the Closing Date. Notwithstanding the foregoing, if applicable, on the Closing Date, Purchaser and Seller shall execute jointly an election under section 167 of the ETA to relieve the sale of the Purchased Assets situated in Canada from HST, and Purchaser shall file such election no later than the filing due date for its HST return for the reporting period in which the sale of the Purchased Assets takes place.

(c) Purchaser, on the one hand, and Seller and each applicable Industrial Wood Subsidiary, on the other hand, shall, at the written request of Seller or Purchaser, file joint elections as prescribed under Section 22 of the Income Tax Act (Canada) with respect to any accounts receivable included in the Purchased Assets

(d) Purchaser, on the one hand, and Seller and each applicable Industrial Wood Subsidiary, on the other hand, shall, at the written request of Seller or Purchaser, file joint elections pursuant to Subsection 20(24) of the Income Tax Act (Canada) with respect to any “deferred revenue” assumed by Purchaser pursuant to this Agreement.

Section 6.3 Proration of Taxes. (a) The portion of any Taxes imposed with respect to the Purchased Assets or Industrial Wood Business for any Straddle Period shall be allocated between the Pre-Closing Period and Post-Closing Period such that: (i) Property Taxes for the Pre-Closing Period shall equal the amount of such Property Taxes for the entire Straddle Period, multiplied by a fraction, the numerator of which is the number of days in such Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) for the Pre-Closing Period shall be computed as if such taxable period ended as of the close of business on the Closing Date. In each of (i) and (ii), the remainder of such Taxes shall be allocated to the Post-Closing Period. If one party after Closing remits to the appropriate Taxing Authority any payment for Taxes which are subject to proration under this Section 6.3, and such payment includes the other party’s share of such Taxes, such other party shall reimburse the remitting party for its share of such Taxes within ten Business Days following receipt of written notice from the remitting party. If after Closing (i) Seller or Purchaser obtains a refund of any Taxes imposed with respect to the Purchased Assets or Industrial Wood Business for any Straddle Period, within ten Business Days of receipt, the party in receipt of such refund shall pay the other party a proportion of the refund equal to the proportion of the Taxes that such other party paid for such Straddle Period; (ii) Purchaser obtains a refund of Taxes imposed with respect to the Purchased Assets or Industrial Wood Business for any Tax period ending on or before the Closing Date, within ten Business Days of receipt, the Purchaser shall pay the Seller the amount of such refund.

(b) Seller shall prepare and file, or cause to be prepared and filed, all Tax Returns with respect to the Purchased Assets and Industrial Wood Business for any Pre-Closing Period (other than a Straddle Period) that it (or its Affiliate) is required to file under applicable Law. Purchaser shall prepare and file, or cause to be prepared and filed, all non-income Tax Returns with respect to the Purchased Assets and Industrial Wood Business for any Straddle Period that it (or its Affiliate) is required to file under applicable Law after the Closing Date. All Tax Returns required to be filed pursuant to this Section 6.3(b) shall be filed in a manner consistent with past practices unless otherwise required by applicable Law. Notwithstanding the foregoing, if either party will file a Tax Return that will give rise to an indemnity obligation for Taxes of the other party pursuant to this Agreement (for the avoidance of doubt, other than income, franchise or similar Taxes), (i) the indemnifying party shall have the right to review and provide comments with respect to such indemnifiable items on such Tax Return, and (ii) any disputes as to such Tax Returns for which Seller and Purchaser cannot resolve their differences shall be resolved by an Independent Accounting Firm in the manner set forth in Section 2.9(d).

(c) Except as required by applicable Law or as expressly contemplated by this Agreement, Purchaser shall not amend, re-file, revoke or otherwise make or modify any Tax election or Tax Return with respect to the Purchased Assets or Industrial Wood Business that relates to a Pre-Closing Period or that would reasonably be expected to result in additional Tax to Seller or any Industrial Wood Subsidiary without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligations to Close. The respective obligations of Seller and Purchaser to effect the Closing is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Antitrust Approvals. All Regulatory Approvals or expirations of waiting periods (including any extension thereof) required to be obtained or to have occurred under the Antitrust Laws set forth on Schedule 7.1(a) to this Agreement prior to Closing shall have been obtained or shall have occurred, including that the FTC and the Commissioner of Competition shall have approved Purchaser as an acceptable purchaser of the Industrial Wood Business.

(b) No Injunctions or Restraints. No Judgment shall have been entered and remain in effect which prevents the consummation of the Transaction or the other transactions contemplated by this Agreement or that otherwise materially and adversely affects the right or ability of Purchaser to own, operate or control the Industrial Wood Business or the Purchased Assets.

(c) Merger. The Merger shall have been consummated.

Section 7.2 Conditions to Obligations of Purchaser to Close. The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. Each of the Seller Fundamental Representations shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing Date as if made on and as of the Closing Date except that representations and warranties that are made as of a specific date shall be tested only on and as of such date. Each of the representations and warranties of Seller contained in Article III of this Agreement (other than the Seller Fundamental Representations) shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on and as of the Closing Date except (i) that representations and warranties that are made as of a specific date shall be tested only on and as of such date and (ii) where the failure of such representations and warranties to be true and correct (without giving regard to any materiality or “Industrial Wood Material Adverse Effect” qualifications set forth therein) would not reasonably be expected to have, individually or in the aggregate, an Industrial Wood Material Adverse Effect.

(b) Performance of Obligations of Seller. The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Release of Liens. At the Closing, Seller shall have delivered to the Purchaser evidence reasonably satisfactory to Purchaser that the Liens other than Permitted Liens on the Purchased Assets have been released and discharged.

Section 7.3 Conditions to Obligations of Seller to Close. The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver by Seller) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. Each of the Purchaser Fundamental Representations shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing Date as if made on and as of the Closing Date except that representations and warranties that are made as of a specific date shall be tested only on and as of such date. Each of the representations and warranties of Purchaser contained in Article IV of this Agreement (other than the Purchaser Fundamental Representations) shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on and as of the Closing Date except (i) that representations and warranties that are made as of a specific date shall tested only on and as of such date, and (ii) where the failure of such representations and warranties to be true and correct (without giving regard to any materiality or “Purchaser Material Adverse Effect” qualifications set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was directly caused by such party’s breach of this Agreement.

ARTICLE VIII

TERMINATION; EFFECT OF TERMINATION

Section 8.1 Termination. Notwithstanding anything to the contrary contained in this Agreement, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by Seller, if any of Purchaser’s representations and warranties contained in Article IV of this Agreement shall fail to be true and correct or Purchaser shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Sections 7.1, 7.3(a) or Section 7.3(b) to be satisfied and has not been cured by the earlier of (i) the date that is ten days after the date that Seller has notified Purchaser of such failure or breach and (ii) the Outside Date; provided, that Seller is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Article VII would fail to be satisfied;

(c) by Purchaser, if any of Seller’s representations and warranties contained in Article III of this Agreement shall fail to be true and correct or Seller shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Sections 7.1, 7.2(a) or Section 7.2(b) to be satisfied and has not been cured by the earlier of (i) the date that is ten days after the date that Purchaser has notified Seller of such failure or breach and (ii) the Outside Date; provided, that Purchaser is not then in breach of any of its respective representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Article VII would fail to be satisfied;

(d) by Seller or by Purchaser, if the Closing shall not have occurred on or prior to August 11, 2017; (such date the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose failure to perform any material covenant or obligation under this Agreement has been the primary cause of, or resulted in, the failure of the Closing to occur on or before such date;

(e) by Seller or by Purchaser, if (i) any Governmental Entity that must grant an Approval required by Section 7.1(a) shall have denied such grant and such denial shall have become final and nonappealable or (ii) a permanent injunction or other permanent Judgment issued by a court of competent jurisdiction shall have become final and nonappealable, preventing the consummation of the Transaction; provided, that the party seeking to terminate this Agreement pursuant to this Section 8.1(e) shall have used its reasonable best efforts to obtain such Approval, or to prevent the entry of such permanent injunction or other permanent Judgment, as applicable, in each case, to the extent required by Section 5.1; or

(f) by Seller or by Purchaser, if the FTC or the Commissioner of Competition notifies Seller that Purchaser is not an acceptable purchaser of the Purchased Assets pursuant to this Agreement, then each of Seller and Purchaser shall have the right immediately to terminate this Agreement.

Section 8.2 Effect of Termination. If this Agreement is terminated and the Transaction is abandoned as described in Section 8.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of Section 5.3, Section 5.5, Section 8.1, this Section 8.2 and Section 8.3, and Article X which shall remain in full force and effect and survive any termination of this Agreement. Nothing in this Section 8.2 shall be deemed to release any party from any liability for fraud or willful breach by such party of the terms and provisions of this Agreement.

Section 8.3 Notice of Termination. In the event of termination by Seller or Purchaser pursuant to Section 8.1, written notice of such termination shall be given by the terminating party to the other party to this Agreement.

Section 8.4 Reimbursement of Purchaser Expenses. If this Agreement is terminated by (a) Seller pursuant to Section 8.1(d), (b) Purchaser pursuant to Section 8.1(d) if the Merger Agreement has been terminated, or (c) by Purchaser or Seller pursuant to Section 8.1(e) (clause (i) only) or Section 8.1(f), in each case where such termination is not primarily as a result of a breach of this Agreement by Purchaser, then Seller shall pay to Purchaser (by wire transfer of immediately available funds), within two Business Days after such termination, an amount equal to Purchaser’s Expenses actually incurred by Purchaser on or prior to the termination of this Agreement, but not to exceed $1,500,000. For purposes of this Section 8.4, “Expenses” shall mean all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of outside counsel, accountants, consultants and financial advisors of Purchaser and its Affiliates), incurred by Purchaser or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, or in connection with other regulatory approvals, and all other matters related to the Transaction and the other transactions contemplated hereby.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival. (a) The representations and warranties of Seller contained in this Agreement shall survive the Closing until the 12-month anniversary of the Closing Date; provided, that (i) the representations and warranties made pursuant to Sections 3.1 (Organization, Standing and Power) and 3.2 (Authority; Execution and Delivery; Enforceability) (together, the “Seller Fundamental Representations”) and Sections 3.13 (Environmental Matters), 3.15 (Employees and Employee Benefit Plans) and 3.21 (Brokers) shall survive until the 36-month anniversary of the Closing Date, (ii) the representations and warranties made pursuant to Section 3.14 (Taxes) shall survive until 30 days after the close of the applicable statute of limitations, and (iii) claims based on fraud shall survive without limitation. Written notice of a claim relating to a breach or a representation or warranty must be given by Purchaser to Seller in accordance with the provisions hereof prior to the expiration of the applicable survival period of such representation or warranty, and any such notice for which a good faith claim has been made prior to the expiration of the applicable survival period shall survive until such claim is finally resolved in accordance with this Article IX.

(b) The representations and warranties of Purchaser contained in this Agreement shall survive the Closing until the 12-month anniversary of the Closing Date; provided, that (i) the representations and warranties made pursuant to Sections 4.1 (Organization, Standing and Power) and 4.2 (Authority; Execution and Delivery) (collectively, the “Purchaser Fundamental Representations”) shall survive until the 36-month anniversary of the Closing Date and (ii) claims based on fraud shall survive without limitation. Written notice of a claim relating to a breach or a representation or warranty must be given by Seller to Purchaser in accordance with the provisions hereof prior to the expiration of the applicable survival period of such representation or warranty.

(c) No covenant or agreement contained herein that is to be performed on or prior to the Closing shall survive the Closing; provided, however, that the foregoing shall in no respect limit the rights of the parties to this Agreement to seek indemnification for any breach of such covenant or agreement occurring before the Closing provided that written notice of any such claim must be given by the party claiming a breach of a covenant or agreement to the other party to this Agreement in accordance with the provisions hereof prior to the 12-month anniversary of the Closing Date. Any covenant and agreement to be performed, in whole or in part, after the Closing shall survive the Closing in accordance with its terms.

Section 9.2 Indemnification by Seller. (a) Subject to the provisions of this Article IX, effective as of and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser, its officers, directors, managers, employees, stockholders, members, assigns, successors and its Affiliates (collectively, the “Purchaser Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Purchaser Indemnified Parties, whether or not involving a third-party claim, in each case in connection with, to the extent arising out of or resulting from, directly or indirectly, (i) any breach or inaccuracy of any representation or warranty of Seller contained in this Agreement or in any other agreement, certificate or other document delivered or provided in connection with the consummation of the Transaction (other than the Transaction Documents); (ii) any breach or nonfulfillment of any covenant or agreement of Seller contained in this Agreement or in any other agreement, certificate or other document delivered or provided in connection with the consummation of the Transaction (other than the Transition Services Agreement, the Supply Agreement, Toll Manufacturing Agreement and IP License Agreement); (iii) any Excluded Assets; and (iv) any Retained Liabilities.

(b) Notwithstanding any other provision to the contrary:

(i) Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Covered Losses pursuant to (A) Section 9.2(a), to the extent such Covered Losses are reflected, recorded or included in Working Capital on the Post-Closing Statement as finally determined in accordance with Section 2.9; (B) Section 9.2(a)(i), unless such claim (or series of related claims) involves Covered Losses in excess of $75,000 (the “De Minimis Amount”) and if such Covered Losses do not exceed the De Minimis Amount, such Covered Losses shall not be applied to or considered for the Deductible or otherwise for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Covered Losses under this Section 9.2(b)(i); and (C) Section 9.2(a)(i), until the aggregate amount of the Purchaser Indemnified Parties’ Covered Losses under Section 9.2(a)(i) exceeds $3,150,000 (the “Deductible”), after which Seller shall be obligated for all the Purchaser Indemnified Parties’ Covered Losses under Section 9.2(a)(i) in excess of the Deductible, subject to Sections 9.2(b)(i)(A) and (B) and Section 9.2(b)(ii); provided, however, that the foregoing limitation in Section 9.2(b)(i)(C) shall not apply to any claims with respect to the Seller Fundamental

Representations and the foregoing limitations in Sections 9.2(b)(i)(A), 9.2(b)(i)(B) and 9.2(b)(i)(C) shall not apply to any claims based on fraud; and (ii) the cumulative indemnification obligation of Seller under Sections 9.2(a)(i) shall in no event exceed $35,700,000 (the “Cap”); provided, however, that the Cap shall not apply to any claims with respect to the Seller Fundamental Representations or based on fraud.

Section 9.3 Indemnification by Purchaser. (a) Subject to the provisions of this Article IX, effective at and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller, its officers, directors, employees, stockholders, assigns, successors and its Affiliates (collectively, the “Seller Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Seller Indemnified Parties whether or not involving a third-party claim, in each case in connection with, to the extent arising out of or resulting from, directly or indirectly, (i) any breach or inaccuracy of any representation or warranty of Purchaser contained in this Agreement or in any other agreement, certificate or other document delivered or provided in connection with the consummation of the Transaction; (ii) any breach or nonfulfillment of any covenant or agreement of Purchaser contained in this Agreement or in any other agreement, certificate or other document delivered or provided in connection with the consummation of the Transaction; (iii) any Purchased Asset, (iv) any Assumed Liability; and (v) any Transfer Taxes for which Purchaser is responsible under Section 6.2.

(b) Notwithstanding any other provision to the contrary:

(i) Purchaser shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Covered Losses pursuant to (A) Sections 9.3(a)(i) unless such claim (or series of related claims) involves Covered Losses in excess of the De Minimis Amount and if such Covered Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for the Deductible or otherwise for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Covered Losses under this Section 9.3(b)(i) and (B) Section 9.3(a)(i), until the aggregate amount of the Seller Indemnified Parties’ Covered Losses under Section 9.3(a)(i) exceeds the Deductible, after which Purchaser shall be obligated for all the Seller Indemnified Parties’ Covered Losses under Section 9.3(a)(i) in excess of the Deductible, subject to Section 9.3(b)(i)(A); provided, however, that the foregoing limitation in Section 9.3(b)(i)(B) shall not apply to any claims with respect to the Purchaser Fundamental Representations and the foregoing limitations in Sections 9.3(b)(i)(A) and 9.3(b)(i)(B) shall not apply to any claims based on fraud; and (ii) the cumulative indemnification obligation of Purchaser under Section 9.3(a)(i) shall in no event exceed the Cap; provided, however, that the Cap shall not apply to any claims with respect to the Purchaser Fundamental Representations or based on fraud.

Section 9.4 Procedures. (a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”), shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand that the Indemnified Party has determined has given or would reasonably be expected to give rise to such right of indemnification (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent the Indemnifying Party is materially and adversely prejudiced by such failure. Notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 9.1 for such representation, warranty, covenant or agreement.

(b) Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 9.2(a) or Section 9.3(a), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within 10 Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided, that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party (i) fails to promptly notify the Indemnified Party in writing of its election to assume the defense and control of any Third Party Claim pursuant to this Section 9.4(b), (ii) fails to diligently prosecute the defense of such Third Party Claim, (iii) is also a Person against whom the Third Party Claim is made and the Indemnified Party determines in good faith that joint representation would be inappropriate and promptly notifies the Indemnifying Party of such determination, (iv) receives notice from the Indemnified Party that the Third Party Claim is with a current material customer, material supplier or employee of the Industrial Wood Business or (v) receives notice from the Indemnified Party that such Indemnified Party has determined in good faith that there is a reasonable probability that a Third Party Claim may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, then in each case, the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. Purchaser or Seller, as the case may be, shall, and shall cause each of its Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement or compromise of, or the entry of any judgment arising from, any Third Party Claim only with the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that, if such settlement or judgment (i) provides solely for the payment of monetary damages borne solely by the Indemnifying Party and does not involve any injunctive relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party and (ii) releases the Indemnified Party completely in connection with such Third Party Claim, the Indemnifying Party shall be authorized to consent to such settlement or judgment, in its sole discretion and without the consent of any Indemnified Party. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party.

(c) Notwithstanding the foregoing, with respect to any Third Party Claim relating solely to Taxes imposed with respect to the Purchased Assets or Industrial Wood Business for a Tax period ending on or prior to the Closing Date, Seller shall control all proceedings at its own expense. (For the avoidance of doubt, the Third Party Claims described in the previous sentence pertain only to Taxes for Pre-Closing Periods for which Seller would be solely responsible.) With respect to Third Party Claims relating to Taxes imposed with respect to the Purchased Assets or Industrial Wood Business for a Straddle Period (i) to the extent possible, Tax liabilities will be distinguished and each party shall control the defense and settlement of those Taxes for which it is so liable, and (ii) to the extent a Tax liability cannot be so attributed, the party that has the greater potential liability shall control the defense and settlement; provided that, in each case, the other party shall have the right to participate in such proceedings (at its own expense). Purchaser shall control at its own expense all Tax Proceedings relating to Taxes imposed with respect to the Purchased Assets or Industrial Wood Business for a Tax period beginning after the Closing Date. A party shall promptly notify the other party if it decides not to control the defense or settlement of any Tax Proceeding which it is entitled to control pursuant to this Section 9.4(c), and the other party shall thereupon be permitted to defend and settle such Tax Proceeding at its own expense.

(d) Notwithstanding anything to the contrary herein, no control, participation or other rights shall be granted hereby to Seller or Purchaser with respect to any Tax Proceedings relating to income Tax Returns. Each of Seller and Purchaser (and their respective Affiliates) shall have the exclusive right to control such Tax Proceedings in all respects.

Section 9.5 Exclusive Remedy and Release. Following the Closing, except with respect to Section 2.9 (Working Capital Purchase Price Adjustment), Sections 6.2 and 6.3 (Taxes), Section 10.6 (Jurisdiction; Specific Enforcement), claims based on fraud, claims based on Section 5.3 (Confidentiality) or claims under any Transaction Document, the indemnification provisions of Section 9.2 and Section 9.3 shall be the sole and exclusive remedies of Seller and Purchaser, respectively, for any Covered Losses (including any Covered Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute (including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC §9601 et seq. and other Environmental Laws), strict liability, or otherwise and such claims are waived and released except for the indemnification provisions of Section 9.2 and Section 9.3) that either party to this Agreement may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Transaction or the other transactions contemplated by this Agreement, including any breach of any representation or warranty in this Agreement by any party to this Agreement, or any failure by any party to this Agreement to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement and the other Transaction Documents. Without limiting the generality of the foregoing, the parties to this Agreement hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

Section 9.6 Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Covered Losses shall be (a) net of any Tax benefits actually realized in the two year period immediately following the Closing Date by the Indemnified Party in connection with the incurrence of such Covered Loss and (b) net of any third-party insurance or indemnity, contribution or similar proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if third-party insurance or indemnification, contribution or similar proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), in each case, net of any deductible thereunder and the out-of-pocket costs incurred in connection with obtaining such recovery. For purposes of determining the existence of any inaccuracy in, or breach of, any representation or warranty (other than Section 3.7(a) (Absence of Changes or Events)) calculating the amount of Covered Losses incurred in connection with any such inaccuracy in, or breach of, any such representation or warranty, all such representations and warranties shall be treated as if the words “materially,” “in all material respects,” “Industrial Wood Material Adverse Effect,” “Purchaser Material Adverse Effect” or similar words were omitted from such representations and warranties, except with respect to any representation or warranty that requires Seller to affirmatively list on the Seller Disclosure Schedules “material” items.

Section 9.7 Limitation on Liability. Notwithstanding anything to the contrary contained in this Agreement, “Covered Losses” shall not include any amounts for any unforeseen consequential, speculative or punitive damages whatsoever (including lost profits that cannot be determined with reasonable certainty, diminution of value or damages calculated on multiples of earning or other metrics approaches), except to the extent awarded to a third party in connection with a Third Party Claim.

Section 9.8 Mitigation. Each of the parties agrees to comply with all applicable duties to mitigate its respective Covered Losses to the extent required by applicable Law.

Section 9.9 Tax Treatment of Indemnity Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Seller, Purchaser and their respective Affiliates shall treat any and all payments under Section 2.9 and this Article IX as an adjustment to the purchase price for Tax purposes.

Section 9.10 Insurance. Purchaser covenants and agrees that, with respect to any Liability subject to indemnification pursuant to Article IX, Purchaser shall first use commercially reasonable efforts to obtain recovery under any environmental insurance policy which may be obtained by Purchaser relating to the Industrial Wood Business, to the extent of coverage . In addition to any other obligation of Purchaser pursuant to this Article IX, Purchaser covenants and agrees to use commercially reasonable efforts to refrain from engaging in any act that invalidates coverage under such environmental insurance policy. Notwithstanding the foregoing, Purchaser’s failure to obtain coverage or any recovery under any environmental insurance after using commercially reasonable efforts to recover under any environmental insurance policy so obtained shall not impact Seller’s indemnity obligations, nor shall any recoveries obtained by Purchaser be credited to any limits on Seller’s obligations.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Entire Agreement. This Agreement and the other Transaction Documents, and the Schedules and Exhibits hereto and thereto, and the Confidentiality Agreement, along with the Seller Disclosure Schedules and Purchaser Disclosure Schedules, constitute the entire agreement and understanding among the parties to this Agreement with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter.

Section 10.2 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties to this Agreement without the prior written consent of the other parties to this Agreement; provided, however, that either party may assign any of its rights under this Agreement to a wholly owned direct or indirect Subsidiary of such party without the prior written consent of the other party, but no such assignment shall relieve such party of any of its obligations under this Agreement. Any attempted assignment in violation of this Section 10.2 shall be null and void. Subject to the two preceding sentences, this Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their respective successors and assigns.

Section 10.3 Amendments and Waivers. At any time prior to the Closing, any provision of this Agreement may be amended or waived if, and only if, (i) such amendment or waiver is in writing and signed, in the case of an amendment, by the parties to this Agreement and (ii) such amendment is approved by the FTC, or the waiver by the FTC of such prior approval requirement. Notwithstanding the foregoing, no failure or delay by any party to this Agreement in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, Sections 10.4 (No Third-Party Beneficiaries), 10.6 (Jurisdiction; Specific Enforcement), 10.7 (Governing Law), 10.8 (Waiver of Jury Trial), 10.13 (No Recourse) and this Section 10.3 (Amendments and Waivers) (and any provision or definition of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse to any Financing Source without the prior written consent of such Financing Source.

Section 10.4 No Third-Party Beneficiaries. Each party to this Agreement agrees that (a) its representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties to this Agreement, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties to this Agreement any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except that with regards to each Financing Source, which shall hereby be an express beneficiary of Sections 10.6 (Jurisdiction; Specific Enforcement), 10.7 (Governing Law), 10.8 (Waiver of Jury Trial), 10.13 (Liability of Financing Sources) and this Section 10.4 (No Third-Party Beneficiaries) (and any provision or definition of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions), and each Financing Source may enforce such sections directly.

Section 10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by e-mail or facsimile by the party to be notified; provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 10.5 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 10.5; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

(i)     if to Purchaser,

Axalta Coating Systems

2001 Market Street, Suite 3600

Philadelphia, Pennsylvania 19103

Facsimile: (215) 255-7949

Attention: Michael F. Finn, Senior Vice President and General Counsel

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

1650 Tysons Boulevard

Suite 400

McLean, Virginia 22102

Facsimile: (703) 760-7777

Attention: Charles W. Katz

E-mail: ckatz@mofo.com

(ii)     if to Seller,

The Valspar Corporation

c/o The Sherwin-Williams Company

101 W. Prospect Avenue

Cleveland, Ohio 44115

Facsimile: 216-566-2947

Attention:     Al Mistysyn, Senior Vice President – Finance and Chief

         Financial Officer

Email: ajmistysyn@sherwin.com

with copies (which shall not constitute notice) to:

The Sherwin-Williams Company

101 W. Prospect Ave.

Cleveland, Ohio 44115

Facsimile: (216) 566-2947

Attention:     Catherine M. Kilbane, Senior Vice President, General

         Counsel and Secretary

Email: cathy.kilbane@sherwin.com

Jones Day

250 Vesey Street

New York, New York 10281

Facsimile: (212) 755-7306

Attention: James P. Dougherty

                 Benjamin L. Stulberg

Email: jpdougherty@jonesday.com

           blstulberg@jonesday.com

Section 10.6 Jurisdiction; Specific Enforcement.

(a) The rights in this Section 10.6 are an integral part of this Agreement, the Transaction and the other transactions contemplated by this Agreement and each party to this Agreement hereby waives any objections to any remedy referred to in this Section 10.6, except as provided in Section 10.6(b) below. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached, and that money damages would not be an adequate remedy, even if available. In addition to any other remedy that may be available to it, including monetary damages, each of the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative). In the event any party to this Agreement seeks any remedy referred to in this Section 10.6, such party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.6 and each party to this Agreement waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument. In addition, each of the parties to this Agreement irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party to this Agreement or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties to this Agreement hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement, the Transaction or any of the other transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties to this Agreement hereby consents to the service of process in accordance with Section 10.5; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

(b) Notwithstanding anything herein to the contrary, each party hereto acknowledges and irrevocably agrees, on behalf of itself and its Affiliates:

(i) that any action, claim, cause of action or suit (in contract or in tort or otherwise), inquiry, proceeding or investigation involving any Financing Source arising out of, or relating to, the Financing, the Financing or the performance of services under the Commitment Letter or the Definitive Debt Financing Document shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, Borough of Manhattan, or if under Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and each party hereto submits for itself and its property with respect to any such legal action to the exclusive jurisdiction of such court,

(ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any action, claim, cause of action or suit (in contract or in tort or otherwise), inquiry, proceeding or investigation against any Financing Source with respect to the Financing in any other court,

(iii) to waive and hereby waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action, claim, cause of action or suit (in contract or in tort or otherwise), inquiry, proceeding or investigation with respect to the Financing in any such court,

(iv) that a final judgment in any action, claim, cause of action or suit (in contract or in tort or otherwise), inquiry, proceeding or investigation with respect to the Financing shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Nothing in this paragraph shall affect or eliminate any right to serve process in any other manner permitted by Law.

Section 10.7 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, all claims or causes of action (whether at law, in equity, in contract, tort or otherwise) against any of the Financing Sources in any way relating to the Commitment Letter, any Definitive Debt Financing Agreements and the Financing and the performance thereof by the Lenders shall be governed by and construed in accordance with the laws of the State of New York.

Section 10.8 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE COMMITMENT LETTER OR THE DEFINITIVE DEBT FINANCING AGREEMENTS.

Section 10.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 10.10 Counterparts; Effectiveness. This Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties to this Agreement and delivered (by telecopy, electronic delivery or otherwise) to the other parties to this Agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in Portable Document Format, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.11 Expenses. Subject to any obligations of Seller to reimburse Purchaser pursuant to Section 8.4, whether or not the Closing takes place, and except as set forth otherwise in this Agreement, all costs and expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated by this Agreement shall be paid by the party incurring or required to incur such expenses.

Section 10.12 Interpretation; Absence of Presumption. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties to this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 10.13 Liability of Financing Sources. Seller and Parent (on behalf of themselves and their respective officers, directors, employees, equityholders, agents, attorneys, advisors and Representatives) hereby: (i) waive any rights or claims (whether in contract or in tort, in law or in equity or otherwise) against the Financing Sources, (ii) agree that in no event shall the Financing Sources have any liability (whether in contract or in tort, in law or in equity or otherwise) or obligation to Seller, Parent or their respective officers, directors, employees, equityholders, agents, attorneys, advisors and Representatives and (iii) agree that, in no event shall Seller, Parent or their respective officers, directors, employees, equityholders, agents, attorneys, advisors and Representatives seek or obtain any other damages of any kind against any Financing Source (including consequential, special, indirect or punitive damages), in each case, relating to or arising out of this Agreement, the Financing, the Commitment Letter or the transactions contemplated hereby or thereby. The Financing Sources are express third-party beneficiaries of this Section 10.13 and may specifically enforce the provisions of this Section 10.13; provided that the foregoing will not limit the rights of the parties to the Commitment Letter or Definitive Debt Financing Agreements.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Seller, Parent and Purchaser have duly executed this Agreement as of the date first written above.

THE VALSPAR CORPORATION

By:	/s/ Rolf Engh
Name:	Rolf Engh
Title:	Executive Vice President, General Counsel and Secretary

AXALTA COATING SYSTEMS LTD.

By:	/s/ Charles W. Shaver
Name:	Charles W. Shaver
Title:	Chairman and Chief Executive Officer

THE SHERWIN-WILLIAMS COMPANY, solely for purposes of Sections 5.1(a), 5.1(b) (Efforts), 5.3 (Confidentiality), 5.8 (Names Following Closing), 5.13 (Non-Solicitation) and 10.13 (Liability of Financing Sources)

By:	/s/ Allen J. Mistysyn
Name:	Allen J. Mistysyn
Title:	Senior President – Finance and Chief Financial Officer